As filed with the Securities Exchange Commission on
                          August 2, 2000

                                                      Registration No. 333-36436

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          ---------------------------
                          PRE-EFFECTIVE AMENDMENT NO. 1
                                       TO
                                    FORM SB-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                          ---------------------------
                         UNIVERSAL MONEY CENTERS, INC.
                 (Name of small business issuer in its charter)

     Missouri                        6099                      43-1242819
--------------------           ------------------             --------------

(State or jurisdiction         (Primary Standard              (I.R.S. Employer
  of incorporation or       Industrial Classification          Identification
     organization)                Code Number)                    Number)


                                6800 Squibb Road
                              Mission, Kansas 66202
                                 (913) 831-2055
                         (Address and telephone number
        of principal executive offices and principal place of business)
                          ---------------------------
                                 David S. Bonsal
                          Universal Money Centers, Inc.
                                6800 Squibb Road
                              Mission, Kansas 66202
                                 (913) 831-2055
           (Name, address  and  telephone  number  of agent for service)
                          ---------------------------
                                    Copy to:

                             James S. Swenson, Esq.
                            Morrison & Hecker L.L.P.
                                2600 Grand Avenue
                           Kansas City, Missouri 64108
                          ---------------------------
Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
                          ---------------------------
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. []
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. []
     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. []
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. []
                          ---------------------------
                         CALCULATION OF REGISTRATION FEE
===============================================================================
 Title of each                     Proposed        Proposed       Amount of
    class of      Amount to be      maximum        maximum      registration
 securities to     registered   offering price    aggregate          fee
 be registered                     per unit     offering price
-------------------------------------------------------------------------------
 Common Stock,    2,014,809(1)      $.40(1)      $805,923.60     $209.54 (2)
 $.01 par value
   per share
===============================================================================
(1) Includes the effect of a 1-for-20 reverse stock split of the outstanding common stock completed effective July 7, 2000.
(2) $414.93 was previously paid.
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS
                          UNIVERSAL MONEY CENTERS, INC.

                        2,014,809 SHARES OF COMMON STOCK

                                 $.40 PER SHARE

Universal Money Centers, Inc. is offering at no cost to you, as a holder of common stock of Universal Money Centers, a non-transferable right to purchase shares of common stock. You will be entitled to purchase one share of common stock at a price of $.40 per share for each share of common stock you own as of August 4, 2000. Each right will also carry with it an over-subscription privilege to subscribe for shares of common stock that are not purchased by other holders of rights. The rights are evidenced by rights certificates and will expire at 5:00 p.m. Central Daylight time on September 11, 2000, unless the expiration date is extended for up to 30 days.

A 1-for-20 reverse stock split of the outstanding common stock became effective on July 7, 2000, prior to the record date for this offering. In the reverse stock split, each twenty (20) shares of common stock owned of record by you as of the close of business on July 7, 2000 was automatically reclassified and converted into one (1) share of common stock. Any fractional shares held by you as a result of the reverse stock split were rounded up to one whole share. The number of rights issued to you is based upon the number of shares held by you after the reverse stock split.

Currently, the common stock is not traded on any national exchange. We believe that the common stock is currently eligible to be traded in the over-the-counter market, both on the OTC Bulletin Board and in the "pink sheets". We are not aware of any public trades in the common stock, although some trading may have occurred.

                          ---------------------------

An investment in our common stock involves a high degree of risk. You should consider carefully the risk factors beginning on page 6 of this Prospectus.

                          ---------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                          ---------------------------

                              Per Share                Total
                             -----------            -----------
Offering price to the           $.40              $805,923.60 (1)
Shareholders

(1) Before deduction of estimated expenses of $34,065 payable by Universal Money Centers, including registration, legal and accounting fees, printing expenses and other miscellaneous fees and expenses.

                The date of this Prospectus is August 11, 2000.

                                TABLE OF CONTENTS

                                                                            PAGE

PROSPECTUS SUMMARY.............................................................3

RISK FACTORS...................................................................6

CAUTIONARY STATEMENT CONCERNING
FORWARD-LOOKING STATEMENTS.....................................................9

USE OF PROCEEDS...............................................................10

MARKET FOR COMMON STOCK AND DIVIDEND POLICY...................................11

DETERMINATION OF SUBSCRIPTION PRICE...........................................11

THE RIGHTS OFFERING...........................................................12

SHARES ELIGIBLE FOR FUTURE SALE...............................................15

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS.....................................................16

OUR BUSINESS..................................................................26

MANAGEMENT....................................................................34

EXECUTIVE COMPENSATION........................................................35

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS................................36

SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT......................................40

DESCRIPTION OF CAPITAL STOCK..................................................41

EXPERTS.......................................................................42

LEGAL COUNSEL.................................................................42

WHERE YOU CAN FIND MORE INFORMATION...........................................42

INDEX TO FINANCIAL STATEMENTS................................................F-1

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. It is not complete and may not contain all of the information that you should consider before investing in the common stock. You should read the entire prospectus carefully, including the "Risk Factors" section and the financial statements and notes thereto.

                                  THE COMPANY

     We are engaged in the business of operating a network of automated teller machines. The ATMs provide holders of debit and credit cards access to cash, account information and other services at convenient locations and times chosen by the cardholder. Banks and credit card companies are the principal issuers of debit and credit cards used in our ATM network. Our ATM network consists of ATMs owned by us, ATMs owned by banks and ATMs owned by third party merchants. ATMs in our network are principally installed in retail and convenience stores and banks with locations concentrated in the Kansas City and St. Louis, Missouri and El Paso, Texas metropolitan areas, and the state of Kansas. We also provide ATM network management services to banks and third parties owning ATMs that are included in our ATM network.

     Our principal executive offices are located at 6800 Squibb Road, Mission, Kansas 66202, telephone number (913) 831-2055.

                              THE RIGHTS OFFERING

Rights..............We have distributed at no cost to each holder of common stock one non-transferable right to purchase common stock for every share of common stock owned on the record date, which is August 4, 2000. The number of rights issued to you is based upon the number of shares held of record by you on the record date, taking into account the 1-for-20 reverse stock split of the outstanding common stock, which became effective on July 7, 2000.

Basic Subscription
Privilege...........Each right includes a basic subscription privilege entitling you to purchase one share of common stock for each right you hold.

Over-subscription
Privilege...........If you elect to  exercise  all of your  rights to purchase common stock pursuant to your basic subscription privilege, you will also have an over-subscription privilege to subscribe for additional shares of common stock, if any, that are not purchased by other holders of rights under the basic subscription privilege. If there are not enough shares available to satisfy fully all subscriptions for additional shares, we will prorate the available shares of common stock among holders who exercise the over-subscription privilege according to the number of shares purchased by each such holder under the basic subscription privilege. See "THE RIGHTS OFFERING - Subscription Privileges."

Subscription Price..$.40 in cash per share.

Non-Transferability
of Rights...........The rights are non-transferable.

Expiration Date.....September  11, 2000, at 5:00 p.m.,  Central  Daylight
                    time, unless extended for up to 30 days.

Procedure for
Exercising Rights...If  you  wish  to  exercise  any or  all of  your rights, you should properly complete and sign the subscription form and substitute Form W-9 in the rights certificate and forward the rights certificate, with full payment of the subscription price, to us on or prior to the expiration date. If you use mail to forward the rights certificate and payment of the purchase price, we recommend that you use insured, registered mail. You may not revoke an exercise of rights. See "THE RIGHTS OFFERING--Exercise of Rights."

Procedure if Rights
Held in "Street
Name"...............If your common stock is held of record by a broker, commercial bank, trust company or other nominee, you should contact the nominee and request that it exercise the rights on your behalf. Be aware that the nominee may establish a deadline for receiving instructions from you that is significantly earlier than the expiration date. See "THE RIGHTS OFFERING--Exercise of Rights."

Issuance of Common
Stock...............We will deliver to subscribers certificates representing shares of common stock purchased pursuant to the rights offering as soon as practicable after the expiration date. Any excess funds paid in respect of shares not issued will be returned by mail without interest as soon as practicable after the expiration date. See "THE RIGHTS OFFERING - Exercise of Rights."

Shares of Common
Stock Outstanding
after Rights
Offering............Approximately   4,029,618  shares  of  common stock,
                    stock, assuming all of the rights are exercised.

Use of  Proceeds....Assuming  full exercise of the rights, we anticipate that the net cash proceeds from the sale of the share of common stock offered in the rights offering, after payment of fees and expenses, will be approximately $770,000. This offering is not conditioned upon any minimum level of exercise of the rights, and there can be no assurance that we will raise any proceeds from the offering. However, our directors and executive officers have advised us that they currently intend to acquire in the aggregate up to approximately sixty percent (60%) of the shares of common stock offered in the rights offering, to the extent such shares are available. We expect that such net proceeds will be used primarily to provide needed working capital for general corporate purposes. These general corporate purposes include funding the continued operation and expansion of our ATM network and improving our ability to access credit for future working capital needs. See "USE OF PROCEEDS."

Risk Factors........There are substantial risks in connection with this offering that should be considered by you. See "RISK
                    FACTORS."

                         SUMMARY FINANCIAL INFORMATION

     The summary financial information presented below is derived from our financial statements. This information is only a summary and you should read it in conjunction with our historical financial statements and the related notes beginning on page F-1 of this Prospectus and Management's Discussion and Analysis of Financial Condition and Results of Operations beginning on page 16 of this Prospectus. The per share data has been restated to reflect the 1-for-20 reverse stock split of the outstanding common stock which became effective on July 7, 2000. See "WHERE YOU CAN FIND MORE INFORMATION" on page 42 of this Prospectus.

                         Three Months
                          Ended April       Year Ended January 31,
                              30,
                         --------------    --------------------------------
                         2000    1999       2000    1999   1998    1997    1996
                         ----    ----       ----    ----   ----    ----    ----
                          (in thousands, except for per-share data)
Statement of Operations
Data:
Net Revenues............ $1,928  $1,391    $6,410  $5,017 $3,822  $2,601  $1,772
Cost of Revenues........  1,527   1,004     4,995   3,422  2,355   1,385   1,012
Operating Expenses......    447     357     1,501   1,215  1,071     912     599
Net Income (loss).......   (74)      20     (121)     373    664     294     157
Net income (loss) per
share...................  (.04)     .01     (.06 )    .19    .34     .16     .11


                              As of           As of January 31,
                           April 30,
                         -------------- --------------------------------
                              2000      2000     1999    1998     1997    1996
                              ----      ----     ----    ----     ----    ----
                              (in thousands, except for per-share data)

Balance Sheet Data
Total assets...........  $3,510       $3,613    $2,805  $2,034    $1,361  $341
Long-term debt.........   1,194        1,033       714     393       235    19
Stockholders' equity...   1,058        1,131     1,252     880       215  (162)
Cash dividends declared
per common share.......       0            0         0       0         0     0

                                  RISK FACTORS

     An investment in the common stock offered hereby is speculative and involves a high degree of risk. Prior to making an investment decision, you should carefully consider each of the following risk factors, together with other information set forth elsewhere in the Prospectus.

Our profitability is substantially dependent upon our ability to impose surcharge fees on cash withdrawals from ATMs.

     In April 1996, national debt and credit card organizations changed the rules applicable to their members, including us, to permit the imposition of surcharge fees on cash withdrawals from ATMs. Since that time, we have earned an increasing percentage of our revenues from surcharge fees on cash withdrawals. Surcharge fees made up 66% of our revenues for the fiscal quarter ended April 30, 2000 and for the fiscal year ended January 31, 2000. Since 1996, there have been efforts in a number of jurisdictions to place restrictions on the ability of banks and ATM companies to charge surcharge fees on cash withdrawals from ATMs. Any changes in laws or card association rules that would materially limit our ability to impose surcharge fees would have a material adverse effect on our business, results of operations and financial condition. See "OUR BUSINESS - Regulatory Matters."

We have limited working capital and may encounter future liquidity problems.

     We have historically had limited working capital. We had a working capital deficit of $781,754 at April 30, 2000, compared to a working capital deficit of $537,192 at January 31, 2000 and $145,914 at January 31, 1999. The ratio of current assets to current liabilities was .38 at April 30, 2000 compared to .63 at January 31, 2000 and .83 at January 31, 1999. If we receive the maximum amount of proceeds to be raised in the rights offering, our liquidity will be improved. However, as described below, we require a substantial amount of cash to maintain our ATM network. Our limited working capital restricts our ability to expand our ATM network. In addition, as a result of our limited working capital, we are more vulnerable to adverse changes in general economic conditions, economic conditions in our industry and in the credit markets. Also, we suffer a competitive disadvantage against competitors with greater capital resources. There can be no assurance that we will not encounter capital resource and liquidity problems in the future. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - Liquidity and Capital Resources."

We are highly dependent upon continued financing from lenders and vault cash providers to provide the cash necessary to operate and expand our ATM network.

     We require a substantial amount of cash to operate and expand our ATM network. In addition to funds necessary to acquire ATMs, we require a substantial amount of funds to provide vault cash for the ATMs that we own in our network. At April 30, 2000, we were using vault cash in the amount of approximately $5,600,000 in the 394 ATMs that we owned on that date. As of April 30, 2000, our affiliate, Universal Funding Corporation, was providing approximately $2,600,000 in vault cash to these ATMs and we were "renting" vault cash from commercial banks in the amount of $3,000,000 for these ATMs. Many of our existing arrangements for vault cash require us to satisfy certain conditions on an ongoing basis and may be terminated by the vault cash provider under certain circumstances. If any of our existing financing arrangements are terminated or if we seek additional funding to expand our ATM network, additional financing may not be available when needed or may not be available on acceptable terms. In that event, our ability to maintain and expand our ATM network may be adversely affected. The loss of one or more sources of vault cash funding could have a material adverse effect on our business, results of operations and financial condition. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - Liquidity and Capital Resources."

We are subject to increasing competition.

     Since April 1996, when national debt and credit card organizations changed rules applicable to their members to permit the imposition of surcharge fees on cash withdrawals, we have experienced increased competition, both from existing ATM network operators and from new companies entering the industry. Many of our competitors have substantially greater financial, marketing and sales resources than we do. There can be no assurance that we will be able to compete successfully with many of these competitors. A continued increase in competition could adversely affect our margins and may have a material adverse effect on our financial condition and results of operations. See "OUR BUSINESS - Competition."

We face a number of obstacles in expanding our ATM network.

     Our ability to expand our ATM network and to install ATM machines in new locations is subject to a number of risks and uncertainties, including having adequate financial resources, locating attractive ATM sites, negotiating reasonable leases for such sites, contracting for armored security services for deliveries of vault cash to ATMs on reasonable terms and hiring service companies to service the sites. The increasing competition has made it more difficult to locate attractive ATM sites and to negotiate leases for such sites on reasonable terms. There can be no assurance that we will be able to expand our ATM network in a cost-effective and profitable manner.

We earn a significant portion of our revenues from our relationship with two ATM site owners.

     As of April 30, 2000, we had approximately 48 and 39 ATMs, respectively, installed at the locations of two operators of combination convenience stores and gas stations. The aggregate revenues from these companies accounted for approximately 32% and 22% of our revenues in fiscal years 2000 and 1999, respectively. If one or both of the relationships were terminated and we were unable to find new locations for the ATMs, the termination could have a material adverse effect on our business, results of operations and financial condition. See "OUR BUSINESS - Our Network."

The increasing use of debit cards by consumers may reduce their use of ATMs in our network and adversely affect our business.

     The use of debit cards by consumers has been growing. Consumers use debit cards to make purchases from merchants, with the amount of the purchase automatically deducted from the consumers' checking accounts. An increasing number of merchants are accepting debit cards as a method of payment, and are also permitting consumers to use the debit cards to obtain cash. The increasing use of debit cards to obtain cash may reduce the number of cash withdrawals from our ATMs, and may adversely affect our revenues from surcharge fees. A continued increased in the use and acceptance of debit cards could have a material adverse effect on our business, results of operations and financial condition.

We are dependent on the services of key management and technical personnel.

     We are highly dependent upon the services of our senior management and technical personnel for the management of our business and the operation of our ATM network. We maintain our own "switch" which links in a compatible manner ATMs in our network, our processing center and similar processing or transaction authorization centers operated by card issuers and card organizations. The continued maintenance and operation of the processing center and switch requires the services of key technical personnel. There is intense competition for the type of qualified personnel that we require, and there can be no assurance that we will be able to continue to attract and retain the personnel necessary for the continued development and operation of our network. The loss of, or the failure to recruit, such technical and managerial personnel on reasonable terms could have a material adverse effect on our business, results of operations and financial condition.

There is currently no active trading market for our common stock.

     Currently, the common stock is not traded on any national exchange. However, the common stock is eligible to be traded in the over-the-counter market, both on the OTC Bulletin Board and in the "pink sheets". We are not aware of any public trades in the common stock, although some trading may have occurred. As a result, you may find it difficult to dispose of, or to obtain accurate quotations as to the price of, the common stock. You may have to bear the financial risks of the investment in shares of common stock for an indefinite period of time. See "MARKET FOR COMMON STOCK AND DIVIDEND POLICY."

The subscription price is not based upon a market or independent valuation of the common stock.

     As described above, there has been no public market for the common stock. The board of directors did not obtain an independent valuation of the common stock in determining the subscription price. See "DETERMINATION OF SUBSCRIPTION PRICE."

The board of directors has broad discretion in using the proceeds of the rights offering.

     All of the net proceeds from the rights offering will be available for working capital and general corporate purposes. Accordingly, the board of directors and management will have broad discretion as to the use of such proceeds. See "USE OF PROCEEDS."

We do not expect to pay dividends in the foreseeable future.

     We do not anticipate that we will pay dividends in the foreseeable future. We intend to retain future earnings, if any, to provide funds for the growth and development of our business. See "MARKET FOR COMMON STOCK AND DIVIDEND POLICY."

Our directors and executive officers own a substantial percentage of our common stock.

     Our directors and executive officers beneficially own a total of 690,036 shares, or 35.5%, of the outstanding common stock. The directors and executive officers have advised us that they currently intend to acquire in the aggregate up to approximately sixty percent (60%) of the shares of common stock offered in the rights offering, to the extent such shares are available. If all of the directors and executive officers are able to acquire and do acquire all of the shares of common stock that they intend to acquire in the rights offering, and no other shares are acquired by other shareholders in the rights offering, the percentage ownership of the common stock by the directors and executive officers would increase from 35.5% to 59.7%. See "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT."

     To the extent that the voting power of the directors and executive officers increases as a result of the rights offering, it will be more difficult for the remaining shareholders to replace or remove the directors and executive officers. Any increase in the voting power of the directors and executive officers may also discourage or prevent unsolicited takeover attempts. The rights offering may also have the effect of making a business combination approved by the directors and executive officers easier to accomplish. The board of directors is not aware of any attempt, or contemplated attempt, to acquire control of us, and the rights offering would not be conducted to deter or prevent takeovers.

                         CAUTIONARY STATEMENT CONCERNING
                           FORWARD-LOOKING STATEMENTS

     This prospectus may include forward-looking statements. Forward-looking statements can often be identified by the use of forward-looking terminology, such as "believes," "expects," "may," "will," "should," "could," "intends," "plans," "estimates" or "anticipates," variations thereof or similar expressions. Examples of forward-looking statements include, but are not limited to:

o projections of revenues, income or loss, earnings or loss per share, capital expenditures, the payment or non-payment of dividends, capital structure and other financial items, statements of plans and objectives of our management or board of directors, including plans or objectives relating to our products or services,

o    statements of future economic performance, and

o    statements of assumptions underlying these statements.

     Forward-looking statements are not guarantees of future performance or results. They involve risks, uncertainties and assumptions. Our future results of operations, financial condition and business operations may differ materially from those expressed in these forward-looking statements. Investors are cautioned not to put undue reliance on any forward-looking statement.

     Among the factors that could cause actual results to differ materially from those discussed in the forward-looking statements are the following:

o Our ability to form new strategic relationships and maintain existing relationships with issuers of credit cards and national and regional card organizations;

o Our ability to keep our ATMs at existing locations at reasonable rental rates and to place additional ATMs in preferred locations at reasonable rental rates;

o Our ability to maintain our ATMs and information systems technology without significant system failures or breakdowns;

o The extent of vault cash losses from certain ATMs funded by Universal Funding Corporation, for which we do not maintain insurance;

o    Changes in general economic conditions.

     We have described under "Risk Factors" additional factors that could cause actual results to be materially different from those described in the forward-looking statements. Other factors that we have not identified in this document could also have this effect.

     All forward-looking statements made in this Prospectus are made as of the date of this Prospectus. We may not publicly update or correct any of these forward-looking statements in the future.

                                 USE OF PROCEEDS

     Assuming full exercise of the rights, we anticipate that the cash proceeds from the sale of the shares of common stock offered in the rights offering, before payment of fees and expenses, will be approximately $800,000. This offering is not conditioned upon any minimum level of exercise of the rights, and there can be no assurance that we will raise any proceeds from the offering. However, our directors and executive officers, have advised us that they currently intend to acquire in the aggregate up to approximately sixty percent (60%) of the shares of common stock offered in the rights offering, to the extent such shares are available. All of the directors and executive officers reserve the right to subscribe for more or less than such number of shares of common stock.

     We expect that such proceeds will be used primarily to provide needed working capital for general corporate purposes. These general corporate purposes include funding the continued operation and expansion of our ATM network and improving our ability to access credit for future working capital needs. We anticipate using the proceeds of the rights offering as follows:

        General Corporate Purposes             $  771,858
        Offering Expenses (1)                  $   34,065

                Total                          $  805,923

(1) Includes registration, legal and accounting fees, printing expenses and other miscellaneous fees and expenses.

                             MARKET FOR COMMON STOCK
                               AND DIVIDEND POLICY

     Currently, the common stock is not traded on any national exchange. The common stock is eligible to be traded in the over-the-counter market, both on the OTC Bulletin Board and in the "pink sheets". We are not aware of any public trades in the common stock, although some trading may have occurred.

     On April 30, 2000, there were 1,401 record holders of our common stock.

     We have not declared or paid any dividends for many years. We do not anticipate that we will pay dividends in the foreseeable future. We intend to retain future earnings, if any, to provide funds for the growth and development of our business. Any payment of cash dividends on the common stock in the future will be at the sole discretion of the board of directors and will depend upon our earnings, capital expenditure requirements, financial condition and such other factors as the board of directors deems relevant.

                       DETERMINATION OF SUBSCRIPTION PRICE

     The common stock is not listed or traded on any national exchange. However, the common stock is eligible for trading in the over-the-counter market. We are not aware of any public trades in the common stock, although some trading may have occurred. In determining the subscription price for shares in the rights offering, the board of directors considered a number of factors, including the intended use of proceeds of the offering, alternative financing sources available, our book value, assets, earnings and prospects. The board of directors did not obtain an independent valuation in determining the subscription price. The subscription price does not indicate that the common stock has a value of that amount or could be resold at that price. The board of directors' determination does not constitute a recommendation to shareholders as to the advisability of exercising rights in this offering.

                               THE RIGHTS OFFERING

The Rights

     We are distributing rights at no cost to the holders of record of outstanding shares of our common stock as of the record date, which is August 4, 2000. The number of rights issued to you is based upon the number of shares of common stock held of record by you on the record date, taking into account the 1-for-20 reverse stock split of the outstanding common stock, which became effective on July 7, 2000.

Expiration Date

     The rights will expire at 5:00 p.m., Central Daylight time, on the expiration date, which is September 11, 2000, unless otherwise extended by us for not more than 30 days. After such time, unexercised rights will be null and void. We will not be obligated to honor any purported exercise of rights received by us after 5:00 p.m., Central Daylight time, on the expiration date, regardless of when the documents relating to such exercise were sent. We will provide notice of any extension of the expiration date through a press release.

Subscription Privileges

     Basic Subscription Privilege. Each right includes a basic subscription privilege, which entitles you to receive, upon payment of the subscription price, one share of common stock. If you acquire shares in the rights offering pursuant to your basic subscription privilege, certificates representing the shares will be delivered to you as soon as practicable after the expiration date.

     Over-subscription Privilege. If you exercise all of your rights to purchase common stock pursuant to your basic subscription privilege, you will also have an over-subscription privilege to subscribe for additional shares of common stock, if any, that are not purchased by other holders of rights under their basic subscription privileges. If there are not enough shares available to satisfy fully all subscriptions pursuant to the over-subscription privilege, we will prorate the available shares of common stock among holders who exercise the over-subscription privilege according to the number of shares purchased by each such holder under the basic subscription privilege. In the case of rights exercised by a nominee for a beneficial owner, the proration will be based upon the number of shares acquired under the basic subscription privilege by the nominee on behalf of the beneficial owner. If you acquire shares in the rights offering pursuant to your over-subscription privilege, certificates representing such shares will be delivered to you as soon as practicable after the expiration date and after all pro-rations and adjustments contemplated by the terms of this offering have been made. If you are allocated less than all of the shares of common stock that you have subscribed to purchase, the excess funds paid by you shall be returned by mail without interest or deduction with the certificates for shares purchased by you.

     Banks, brokers and other nominee holders of rights who exercise the basic subscription privilege or the over-subscription privilege on behalf of beneficial owners of rights will be required to certify to us as to (1) the number of rights beneficially owned by each beneficial owner of rights on whose behalf such nominee holder is acting and (2) the number of shares being subscribed for by each such beneficial owner under the basic subscription privilege and the over-subscription privilege.

Exercise of Rights

     You may exercise the rights by:

          (1) completing and signing the subscription form and substitute Form W-9 contained in the rights certificate, and

          (2) delivering to us the rights certificate, together with payment in full of the subscription price, at or prior to 5:00 p.m., Central Daylight time, on the expiration date.

     The instructions accompanying the rights certificates should be read carefully and followed in detail.

     All payments must be by check or bank draft drawn upon a U.S. bank or postal or express money order payable to Universal Money Centers, Inc.. We will treat payments as received by us only upon (1) clearance of any uncertified personal check or (2) receipt by us of any certified check or bank draft upon a U.S. bank or of any postal or express money order.

     The address to which the rights certificates and payment of the subscription price should be delivered is:

                        By Mail, Hand or Overnight Courier:

                        Universal Money Centers, Inc.
                        6800 Squibb Road
                        Mission, Kansas 66202
                        Attention: Christopher D. Greek

     The method of delivery of rights certificates and payment of the subscription price to us will be at your election and risk. If you send the certificates and payment by mail, we recommend that you use registered mail, properly insured, with return receipt requested. If you pay by uncertified personal check, you shall allow sufficient time to ensure delivery to us and clearance of payment made by uncertified personal check prior to 5:00 p.m., Central Daylight Time, on the expiration date. Because uncertified personal checks may take at least five business days to clear, you are strongly urged to pay, or arrange for payment, by means of certified or cashier's check or money order.

     Holders who hold shares of common stock for the account of others, such as brokers, trustees or depositories for securities, should provide a copy of this Prospectus to the respective beneficial owners of such shares as soon as possible, ascertain such beneficial owners' intentions and obtain instructions with respect to the rights. If the beneficial owner so instructs, the record holder of such rights should complete the rights certificate and submit it to us with the proper payment. A nominee may request any rights certificate held by it to be split into such smaller denominations as it wishes, provided that the rights certificate is received by us, properly endorsed, no later than the expiration date.

     We will determine all questions concerning the timeliness, validity, form and eligibility of any exercise of rights, and our determinations will be final and binding. We reserve the right in our sole discretion to waive any defect or irregularity, or to permit a defect or irregularity to be corrected within such time as we may determine, or reject the purported exercise of any rights. We will not consider subscriptions to have been received or accepted until all irregularities have been waived or cured within such time as we determine in our sole discretion. We reserve the right to reject any subscription that is not properly submitted or if the acceptance of such subscription would, in the opinion of our counsel, be unlawful. We are under no duty to give notification of any defect or irregularity in connection with the submission of rights certificates and shall incur no liability for failure to give such notification.

     You should direct any questions or requests for assistance concerning the method of exercising rights or requests for additional copies of this prospectus and related materials to us at 6800 Squibb Road, Mission, Kansas 66202, telephone number (913) 831-2055, Attention: Christopher D. Greek.

No Revocation

     Once you have exercised the basic subscription privilege and/or the over-subscription privilege, you may not revoke the exercise.

No Transfer of Rights

     All rights received by you in the rights offering are non-transferable.

Restrictions in Certain States

     We will not issue any rights or offer, sell, or issue any of the rights or shares of common stock in states or other jurisdictions where it is unlawful to do so or whose laws, rules, regulations, or orders would require us to incur costs, obligations or time delays disproportionate, in our sole discretion, to the net proceeds to be realized by us from such offers, sales, or issuances. We will not offer rights to holders of common stock residing in the state of California.

     The aggregate amount of the securities offered within the State of Arizona shall not exceed $500,000. Accordingly, when, as and if $500,000 in shares of common stock are sold to residents of the State of Arizona, no additional shares shall be offered or sold to residents of the State of Arizona in the offering.

     In order to come within the applicable exemption from the requirement to register the securities offered hereby in the State of Oregon, shares of common stock may be sold to no more than 10 residents of the State of Oregon.

Federal Income Tax Consequences

     The following summary sets forth the material United States federal income tax consequences of the receipt, ownership, exercise and disposition of the rights to United States holders of common stock under present law. This summary is based on the Internal Revenue Code of 1986, as amended, administrative pronouncements, judicial decisions and existing and proposed Treasury Regulations as of the date of this prospectus. This summary does not discuss all aspects of United States federal income taxation that may be relevant to a particular investor or to certain types of investors subject to special treatment under the United States federal income tax laws. This summary does not discuss any aspect of state, local or foreign income or other tax laws.

     The following summary is included for general information only. You are urged to consult with your own tax advisor with respect to the tax consequences of the rights offering on your own particular tax situation, including the application and effect of state, local, foreign and other tax laws.

     Issuance of Rights. Holders of common stock will not recognize taxable income in connection with the receipt of the rights.

     Basis and Holding Period of Rights. Except as provided in the following sentence, the basis of the rights received by a shareholder will be zero. If either (1) the fair market value of the rights on the date of the issuance of the rights is 15% or more of the fair market value of the common stock with respect to which they are received or (2) the shareholder elects, in his or her federal income tax return for the taxable year in which the rights are received, to allocate part of the basis of such previously held common stock to the rights, then upon exercise of the rights, the shareholder's basis in such previously held common stock will be allocated between such common stock and the rights in proportion to the fair market values of each on the date of issuance of the rights. The holding period of a shareholder with respect to the rights will include the shareholder's holding period for such common stock with respect to which the rights were issued.

     Lapse of Rights. Shareholders who allow the rights received by them to lapse will not recognize any gain or loss, and no adjustment will be made to the basis of the common stock, if any, owned by such holders of the rights.

     Exercise of the Rights; Basis and Holding Period of Common Stock. Holders of rights will not recognize any gain or loss upon the exercise of such rights. The basis of the common stock acquired through exercise of the rights will be equal to the sum of the subscription price paid and the rights holder's basis in such rights, if any as described above. The holding period for the common stock acquired through exercise of the rights will begin on the date the rights are exercised.

                         SHARES ELIGIBLE FOR FUTURE SALE

     As of August 4, 2000, after the 1-for-20 reverse stock split of the outstanding common stock, there were 2,014,809 shares of common stock outstanding and no options or warrants to purchase common stock or securities convertible into common stock outstanding. We will issue an additional 2,014,809 shares in the rights offering, assuming exercise of all of the rights. Following the completion of the rights offering, all of the outstanding shares, including the shares sold in the rights offering, may be traded without restriction or further registration under the Securities Act of 1933, as amended, except any shares held by "affiliates" of ours, as that term is defined in Rule 144 under the Securities Act of 1933, as amended. Shares held by affiliates may generally only be sold in compliance with the limitations of Rule 144 described below. Other than shares to be offered in the rights offering, we are not currently proposing to publicly offer any shares of common stock.

     In general, under Rule 144 as currently in effect, an affiliate is entitled to sell, within any three-month period, a number of shares that does not exceed one percent of the then outstanding shares of common stock (approximately 40,000 shares immediately after the rights offering, assuming all rights are exercised). Sales under Rule 144 are also subject to certain limitations on manner of sale, notice requirements, and availability of current public information about the issuer.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

     Our revenues are principally derived from two types of fees, which we charge for processing transactions on our ATM network. We receive an interchange fee from the issuer of the credit or debit card for processing a transaction when a cardholder uses an ATM in our network. In addition, in most cases we receive a surcharge fee from the cardholder when the cardholder makes a cash withdrawal from an ATM in our network.

     Interchange fees are processing fees that are paid by the issuer of the credit or debit card used in a transaction. Interchange fees vary for cash withdrawals, balance inquiries, account transfers or uncompleted transactions, the primary types of transactions that are currently processed on ATMs in our network. The maximum amount of the interchange fees is established by the national and regional card organizations and credit card issuers with whom we have a relationship. We (or our affiliate, Universal Funding Corporation) receive the full interchange fee for transactions on ATMs that we own, but sometimes we rebate a portion of the fee to the owner of the ATM location under the applicable lease for the ATM site. We also receive the full interchange fee for transactions on ATMs owned by banks or third party vendors included within our network, but we rebate a portion of each fee to the bank or third party vendor based upon negotiations between us. The interchange fees received by us vary from network to network and to some extent from issuer to issuer, but generally range from $0.35 to $0.75 per cash withdrawal. Interchange fees for balance inquiries, account transfers and denied transactions are generally substantially less than fees for cash withdrawals. The interchange fees received by us from the card issuer are independent of the service fees charged by the card issuer to the cardholder in connection with ATM transactions. Service fees charged by card issuers to cardholders in connection with transactions through our network range from zero to as much as $2.50 per transaction. We do not receive any portion of these service fees.

     In most markets we impose a surcharge fee for cash withdrawals. We expanded our practice of imposing surcharge fees in April 1996 when national debt and credit card organizations changed rules applicable to their members to permit these fees. Surcharge fees have become a substantial additional source of revenue for us and other ATM network operators. The surcharge fee for ATMs in our network owned by or located in banks ranges between $0.50 and $1.50 per withdrawal. The surcharge fee for other ATMs in our network ranges between $0.50 and $2.50 per withdrawal. We receive the full surcharge fee for cash withdrawal transactions on ATMs that we own, but sometimes we rebate a portion of the fee to the owner of the ATM location under the applicable lease for the ATM site. We also receive the full surcharge fee for cash withdrawal transactions on ATMs owned by banks and third party vendors included within our network, but we rebate a portion of each fee to the bank or third party vendor based upon a variety of factors, including transaction volume and the party responsible for supplying vault cash to the ATM.

     In addition to revenues derived from interchange and surcharge fees, we also derive revenues from providing network management services to banks and third parties owning ATMs included in our ATM network. These services include 24 hour transaction processing, monitoring and notification of ATM status and cash condition, notification of ATM service interruptions, in some cases, dispatch of field service personnel for necessary service calls and cash settlement and reporting services. The fees for these services are paid by the owners of the ATMs.

     Interchange fees are credited to us by networks and credit card issuers on a daily or monthly basis, depending upon the party. Surcharge fees are charged to the cardholder and credited to us by networks and credit card issuers on a daily basis. We periodically rebate the portion of these fees owed to ATM owners and owners of ATM locations. Fees for network management services are generally paid to us on a monthly basis.

Comparison of Results of Operations for the Three Months Ended April 30, 2000 and April 30, 1999.

     Revenues. Our total revenues increased to $1,928,358 for the three months ended April 30, 2000 ("first quarter 2001") from $1,391,120 for the three months ended April 30, 1999 ("first quarter 2000"). This increase is primarily attributable to an increase in the number of ATMs in our network on which we imposed surcharge fees for cash withdrawals. The number of such ATMs increased to 523 in first quarter 2001 from 400 in first quarter 2000. Surcharge fees increased to $1,281,074 or 66.4% of total revenues in first quarter 2001 from $976,624 or 70.2% of total revenues in first quarter 2000. The increase in total revenues is also partially due to an increase in the number of ATMs in our network from 418 in first quarter 2000 to 527 in first quarter 2001. The increase in the number of ATMs resulted in an increase in the number of transactions processed on ATMs in our network. Revenues derived from interchange fees increased to $469,356 in first quarter 2001 from $229,890 in first quarter 2000. Revenues received (expenses incurred from) Universal Funding Corporation under a Management Agreement between Universal Funding and us decreased to $(13,254) in first quarter 2001 from $71,330 in first quarter 2000. See "--Revenues from/Payments to Universal Funding" below. Our revenues from network services provided to banks and third parties increased to $191,182 in first quarter 2001 from $113,276 in first quarter 2000.

     Revenues from/Payments to Universal Funding. We have a relationship with our affiliate, Universal Funding Corporation, under which Universal Funding provides vault cash for certain ATMs owned by us. At the request of Universal Funding, we lease all of these ATMs to Universal Funding so that Universal Funding may protect its vault cash in the ATMs. At April 30, 2000 and 1999, Universal Funding had vault cash located in approximately 247 and 302 ATMs, respectively, owned by us.

     We derive management fees from Universal Funding pursuant to a Management Agreement between Universal Funding and us. Under the Management Agreement, Universal Funding receives all interchange fees for transactions processed on ATMs owned by us for which Universal Funding provides vault cash. In exchange for "driving" the ATMs leased to Universal Funding and providing accounting, maintenance and communication services, we receive a management fee equal to Universal Funding's "net income." Universal Funding's "net income" is defined in the Management Agreement as revenues from interchange fees, less armored security charges, interest expense on funds borrowed to provide vault cash, ATM location expenses, debt service related to the purchase of the ATMs, taxes or insurance on ATMs, and a monthly payment to each of Universal Funding's shareholders representing a return on their equity investment in Universal Funding. If Universal Funding's "net income" is less than zero (a "net loss"), we reimburse Universal Funding for such amount.

     The loss suffered by us from Universal Funding under the Management Agreement was $13,254 in first quarter 2001, equal to Universal Funding's "net loss" under the Management Agreement for the same period. Universal Funding's "net loss" of $13,254 consisted of $259,418 in revenues from interchange fees earned by Universal Funding, less Universal Funding's expenses in the amount of $266,534 and Universal Funding's return on equity payment to shareholders of Universal Funding in the amount of $6,138. The revenues received by us from Universal Funding under the Management Agreement were $71,330 in first quarter 2000, equal to Universal Funding's "net income" under the Management Agreement for the same period. Universal Funding's "net income" of $71,330 consisted of $332,776 in revenues from interchange fees earned by Universal Funding, less Universal Funding's expenses in the amount of $255,376 and Universal Funding's return on equity payment to shareholders of Universal Funding in the amount of $6,070.

     The revenues earned by Universal Funding from interchange fees declined in first quarter 2001 from first quarter 2000, as a result of the reduction in the number of ATMs for which Universal Funding provided vault cash. The increase in Universal Funding's expenses in first quarter 2001 from first quarter 2000 was caused principally by higher armored security charges.

     Cost of Revenues. Our cost of revenues increased to $1,526,965 in first quarter 2001 from $1,004,405 in first quarter 2000. The principal components of cost of revenues are salaries, telecommunication services and transaction processing charges, interchange and surcharge rebates, ATM site rentals, maintenance and repairs, depreciation and amortization, and vault cash rental costs. The increase in cost of revenues is principally due to an increase in interchange and surcharge rebates paid to third party owners of ATMs included in our ATM network and to ATM site owners and higher vault cash rental costs from third parties. Rebates increased to $610,503 in first quarter 2001 from $498,637 in first quarter 2000. Rebates generally increase approximately in proportion to increases in total revenues from interchange and surcharge fees. The increase in cost of revenues is also attributable to increased depreciation associated with the larger number of ATMs owned by us and increased telecommunications expenses and vault cash fees associated with the larger number of ATMs in its network.

     The increase in cost of revenues is also attributable to costs incurred in first quarter 2001 in connection with the management and removal of certain ATMs in Kmart stores. On October 31, 1999, we entered into a placement arrangement with Kmart Corporation under which we agreed to place ATMs in 147 Kmart stores in Michigan, Minnesota, Illinois and Wisconsin. We leased 58 of the ATMs to be placed in the Kmart stores in Illinois. We also entered into an arrangement with Advanced Financial Systems, L.L.C. of Detroit, Michigan, under which Advanced Financial agreed to place 63 ATMs owned by it in 63 Kmart stores located in Michigan and Minnesota and we agreed to provide ATM network management services for these ATMs. Advanced Financial has not paid a substantial portion of the management fees owed under this arrangement. We also entered into an arrangement with American Technology Systems, Inc. under which American Technology agreed to place ATMs owned by it in the remaining 26 Kmart stores in Wisconsin. Under our arrangement with Kmart Corporation, we had the right to terminate the placement of ATMs in individual stores if the ATMs did not meet certain usage levels. In the first quarter 2001, we terminated placement of 89 ATMs from the Kmart stores in Michigan, Minnesota and Wisconsin as these ATMs did not meet the necessary performance guidelines under our agreement with Kmart.

     Gross Margin. Gross profit as a percentage of revenues was 20.8% in first quarter 2001 and 27.8% in first quarter 2000. The decrease in first quarter 2001 was caused by a number of factors, including increased interchange and surcharge rebates, increased depreciation expense resulting from the purchase of new ATMs, and increased personnel expense and telecommunications charges resulting from growth in the ATM network.

     Operating Expenses. Our total operating expenses increased to $446,887 in first quarter 2001 from $357,047 in first quarter 2000. The principal components of operating expenses are administrative salaries and benefits, professional fees, occupancy costs, sales and marketing expenses and administrative expenses. This increase is principally attributable to additional administrative staff, salary increases, technology consulting expenses and bad debt write-off. See "--Cost of Revenues."

     Other Income (Expense). Through our subsidiary, Electronic Funds Transfer, Inc. ("EFT), we extend short-term loans to Universal Funding, which uses the proceeds to provide vault cash for ATMs in our network which are funded by Universal Funding. These loans generally have a term of one month and bear interest at 12% per annum. Interest income primarily represents the interest paid by Universal Funding to us on the outstanding balance of these loans. In addition, interest income also represents interest paid by vault cash providers on deposits made by us as required by such vault cash providers. See "--Liquidity and Capital Resources." Interest income decreased to $10,714 in first quarter 2001 from $13,244 in first quarter 2000 as a result of lower average outstanding balances on loans from EFT to Universal Funding.

     Interest Expense. Interest expense increased to $38,728 in first quarter 2001 from $22,648 in first quarter 2000. This increase was attributable to increased capital lease obligations and notes payable related to the acquisition of additional ATMs.

     Net Income or Loss before Taxes. We had a net loss before taxes of $73,508 during the three months ended April 30, 2000 compared to net income before taxes of $20,264 during the three months ended April 30, 1999 as a result of the factors discussed above.

     Income Taxes. We paid no income taxes for first quarter 2001 as a result of the loss. We paid no income tax for first quarter 2000, utilizing operating loss carryforwards to reduce taxable income to zero.

Comparison of Results of Operations for the Fiscal Years Ended January 31, 2000 and 1999.

     Revenues. Our total revenues increased to $6,409,716 for the fiscal year ended January 31, 2000 ("fiscal 2000") from $5,016,828 for the fiscal year ended January 31, 1999 ("fiscal 1999"). This increase is primarily attributable to an increase in the number of ATMs in our network on which we imposed surcharge fees for cash withdrawals to 571 in fiscal 2000 from 373 in fiscal 1999. Surcharge fees increased to $4,228,151 or 66% of total revenues in fiscal 2000 from $3,035,059 or 60.5% of total revenues in fiscal 1999. The increase in revenues is also partially due to an increase in the number of ATMs in our network to 575 in fiscal 2000 from 396 in fiscal 1999. The increase in the number of ATMs resulted in an increase in the number of transactions processed on ATMs in our network. Revenues derived from interchange fees increased to $1,464,141 in fiscal 2000 from $981,667 in fiscal 1999. Revenues received from Universal Funding under the Management Agreement between Universal Funding and us decreased to $32,972 in fiscal 2000 from $541,380 in fiscal 1999. See the discussion below under "--Revenues from Universal Funding." Our revenues from network services provided to banks and third parties increased to $684,452 in fiscal 2000 from $458,722 in fiscal 1999.

     Revenues from Universal Funding. We have a relationship with our affiliate, Universal Funding Corporation, under which Universal Funding provides vault cash for certain ATMs owned by us. At the request of Universal Funding, we lease all of these ATMs to Universal Funding so that it may protect its vault cash in the ATMs. At January 31, 2000 and 1999, Universal Funding had vault cash located in approximately 249 and 242 ATMs, respectively, owned by us.

     We derive management fees from Universal Funding pursuant to a Management Agreement between Universal Funding and us. For a description of the Management Agreement, see "- Comparison of Results of Operations for the Three Months Ended April 30, 2000 and April 30, 1999 - Revenues from/Payments to Universal Funding."

     The revenues received by us from Universal Funding under the Management Agreement were $32,972 in fiscal 2000, equal to Universal Funding's "net income" under the Management Agreement for the same period. Universal Funding's "net income" of $32,972 consisted of $1,140,542 in revenues from interchange fees earned by Universal Funding, less Universal Funding's expenses in the amount of $1,082,676 and Universal Funding's return on equity payment to shareholders of Universal Funding in the amount of $24,894. Pursuant to the Management Agreement, Universal Funding's expenses for purposes of computing its "net income" did not include Universal Funding's depreciation, amortization and bad debt expenses, which were $1,173 for the respective period. The revenues received by us from Universal Funding under the Management Agreement were $541,380 in fiscal 1999, equal to Universal Funding's "net income" under the Management Agreement for the same period. Universal Funding's "net income" of $541,380 consisted of $1,254,735 in revenues from interchange fees earned by Universal Funding, less Universal Funding's expenses in the amount of $688,461 and Universal Funding's return on equity payment to shareholders of Universal Funding in the amount of $24,894. Pursuant to the Management Agreement, Universal Funding's expenses for purposes of computing its "net income" did not include Universal Funding's depreciation, amortization and bad debt expenses, which were $2,345 for the respective period.

     The revenues earned by Universal Funding from interchange fees declined in fiscal 2000 from fiscal 1999, as a result of fewer interchange transactions on ATMs for which Universal Funding provided vault cash. The number of transactions decreased despite the fact that Universal Funding provided vault cash for a greater number of ATMs in fiscal 2000. The number of transactions decreased principally because a greater number of our ATMs charged surcharge fees in fiscal 2000. The imposition of surcharge fees on cash withdrawals from an ATM generally causes a decrease in use of the ATM for transactions for which interchange fees are charged. The increase in Universal Funding's expenses from fiscal 1999 to fiscal 2000 was caused principally by higher outstanding balances on borrowings by Universal Funding and higher armored security charges. Universal Funding placed substantially higher amounts of vault cash in ATMs in fiscal 2000 because of concerns that Year 2000 issues would substantially increase demand for cash from ATMs and because the amounts placed in the ATMs in prior years were low due to limited financial resources.

     Cost of Revenues. Our total cost of revenues increased to $4,994,709 in fiscal 2000 from $3,422,417 in fiscal 1999. The principal components of cost of revenues are salaries, telecommunication services and transaction processing charges, interchange and surcharge rebates, ATM site rentals, maintenance and repairs, and depreciation and amortization. This increase is partially due to an increase in interchange and surcharge rebates paid to banks and third party owners of ATMs included in our ATM network and to ATM site owners. These rebates increased to $2,197,500 in fiscal 2000 from $1,774,687 in fiscal 1999. In recent years, as a result of increased competition, rebates paid to banks and third party owners of ATMs included in our ATM network and to ATM site owners have increased at a higher rate than revenues have increased. The increase in cost of revenues is also attributable to costs incurred in connection with the placement of ATMs in Kmart stores in fiscal 2000. On October 31, 1999, we entered into a placement arrangement with Kmart Corporation, under which we agreed to place ATMs in 147 Kmart stores in Michigan, Minnesota, Illinois and Wisconsin. See "-Trends" and "OUR BUSINESS - Recent Developments in Our Business." The increase in cost of revenues is also attributable to increased depreciation associated with the larger number of ATMs owned by us and increased telecommunications expenses and vault cash fees associated with the larger number of ATMs in our network.

     Gross Margin. Gross profit as a percentage of revenues was 22.1% in fiscal 2000 and 31.8% in fiscal 1999. The decrease in fiscal 2000 was caused by a number of factors, including lower revenues from Funding, increased interchange and surcharge rebates (due to increased competition), increased depreciation expense resulting from the purchase of new ATMs, costs incurred in connection with the placement of ATMs in Kmart stores and increased personnel expense and telecommunications charges and vault cash fees resulting from growth in the ATM network.

     Operating Expenses. Our total operating expenses increased to $1,500,798 in fiscal 2000 from $1,215,100 in fiscal 1999. The principal components of operating expenses are professional fees, administrative salaries and benefits, consulting fees, occupancy costs, sales and marketing expenses and administrative expenses. This increase is principally attributable to increased professional fees incurred in connection with our efforts to resume filing periodic reports with the Securities and Exchange Commission.

     Other Income (Expense). Through our subsidiary, EFT, we extend short-term loans to Universal Funding, which uses the proceeds as vault cash in the ATMs owned by us. These loans generally have a term of one month and bear interest at 12% per annum. Interest income primarily represents the interest paid by Universal Funding to us on the outstanding balance of these loans. Interest income increased to $73,195 in fiscal 2000 from $34,481 in fiscal 1999 as a result of higher average outstanding balances.

     Interest Expense. Interest expense increased to $106,152 in fiscal 2000 from $101,122 in fiscal 1999. This increase was attributable to increased capital lease obligations and notes payable related to the acquisition of additional ATMs.

     Net Income or Loss before Taxes. We had a net loss before taxes of $120,723 during the fiscal year ended January 31, 2000 compared to net income before taxes of $312,670 during the fiscal year ended January 31, 1999 as a result of the factors discussed above.

     Income Taxes. We paid no income taxes in fiscal 2000 as a result of the net loss. We paid no income taxes in fiscal 1999, utilizing operating loss carryforwards to reduce taxable income to zero. In addition, we recorded a deferred tax credit of $60,000 at January 31, 1999, which is primarily a result of operating loss carryforwards which management believes are more likely than not to be realized prior to their expiration between 2005 and 2015. Realization is dependent on generating sufficient future taxable income to absorb the carryforwards. The amount of the deferred tax credits considered realizable could be increased or reduced in the near term if estimates of future taxable income during the carryforward period change. As of January 31, 2000, we had approximately $112,000 of tax credits available to offset future federal income taxes. These credits expire between 2001 and 2002. We also have unused operating loss carryforwards of approximately $1,900,000, which expire between 2005 and 2020.

Liquidity and Capital Resources

     At April 30, 2000, we had a working capital deficit of $781,754, compared to a working capital deficit of $537,192 at January 31, 2000 and $145,914 at January 31, 1999. The ratio of current assets to current liabilities fell to .38 at April 30, 2000 from .63 at January 31, 2000 and .83 at January 31, 1999. The increase in the working capital deficit and decrease in the ratio of current assets to current liabilities was due mainly to the net losses we incurred and to additional capital lease obligations and accounts payable relating to the expansion of our ATM network.

     We have funded our operations and capital expenditures from cash flow generated by operations, capital leases and borrowings from lenders. Operating activities used net cash of $251,928 in first quarter 2001 and provided net cash of $256,047 in first quarter 2000. Net cash used in operating activities in first quarter 2001 consisted primarily of a net loss of $73,508, a decrease in accounts payable of $182,292, an increase in accounts receivable of $55,827 and an increase in prepaid expenses and other of $132,169, partially offset by an increase in depreciation and amortization of $191,868. Net cash provided by investing activities was

$170,269 in first quarter 2001, compared to net cash used in investing activities of $374,347 in first quarter 2000. The net cash provided by investing activities resulted primarily from a decrease in loans to Universal Funding to provide vault cash. Net cash provided by financing activities was $11,398 in first quarter 2001, compared to net cash used in financing activities of $78,587 in first quarter 2000. This difference occurred because we borrowed additional funds under loan agreements and capital leases in first quarter 2001. We had cash and cash equivalents of $48,730 at April 30, 2000, compared to cash and cash equivalents of $118,991 at January 31, 2000.

     Net cash provided by operating activities was $850,355 and $682,095 in fiscal 2000 and fiscal 1999, respectively. Net cash provided by operating activities in fiscal 2000 consisted primarily of depreciation of $568,494 and an increase in accounts payable and accrued expenses of $450,835, partially offset by the net loss of $120,723 and an increase in accounts receivable of $41,661. The cash provided by operating activities in fiscal 2000 and fiscal 1999 allowed us to purchase plant and equipment (principally ATMs) totaling $410,404 and $368,816 in fiscal 2000 and fiscal 1999, respectively. In addition, we utilized cash provided by operating activities in fiscal 2000 to loan $650,300 to our affiliate, Universal Funding Corporation, to provide vault cash for our ATMs. We also utilized cash provided by operating activities in fiscal 2000 to make principal payments on long-term debt and capital lease obligations due in fiscal 2000. We had cash and cash equivalents of $118,991 at January 31, 2000, compared to cash and cash equivalents of $601,922 at January 31, 1999.

     Non-cash items for fiscal 2000 and fiscal 1999 include purchases of ATMs acquired under capital leases of approximately $750,210 and $517,739, respectively, during the applicable fiscal year. We anticipate that our capital expenditures for fiscal 2001 will total approximately $1,000,000, primarily for the acquisition of ATMs and related ATM installation costs. We lease 190 of our ATMs under capital lease agreements that expire between 2000 and 2004 and provide for lease payments at interest rates up to 10.5% per annum. See Note 4 to the Consolidated Financial Statements.

     Much of our cash requirements relate to the need for vault cash for ATMs owned by us. Universal Funding currently provides vault cash for a majority of these ATMs. At April 30, 2000 and 1999, Universal Funding had vault cash of approximately $2,600,000 and $2,900,000 located in approximately 247 and 302 ATMs, respectively, owned by us. Universal Funding borrows the money that it provides as vault cash for our ATMs. The loans generally have a term of 30 days and typically are rolled over at maturity. Through our subsidiary EFT, we loan funds to Universal Funding for vault cash to the extent that Universal Funding cannot obtain financing on reasonable terms from other sources and to the extent that we have cash available to lend to Universal Funding. The outstanding balance of the loans from EFT to Universal Funding at April 30, 2000 was $200,000 and at April 30, 1999 was $212,000. See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS - Universal Funding Corporation."Certain of the ATMs owned by us are sponsored by banks. Vault cash for these ATMs is supplied by the sponsoring bank. Vault cash for ATMs in our ATM network that are owned by banks and third party vendors is provided by the ATM owner. Currently, we do not directly provide vault cash to any ATMs in our network.

     In June 1999, we entered into a vault cash arrangement with Tehama Bank under which we could obtain up to $3,000,000 in vault cash. As of April 30, 2000, we were renting approximately $2,000,000 under the Tehama Bank arrangement. The Tehama Bank arrangement has a one-year term, may be terminated by Tehama Bank at any time upon 60 days notice and may be terminated by Tehama Bank upon breach by us and upon the occurrence of certain other events. In October 1999, we entered into an arrangement with Charter Bank allowing us to obtain up to $5,000,000 in vault cash, of which $1,000,000 was outstanding as of April 30, 2000. The Charter Bank arrangement has a term of three years and may be terminated by Charter Bank upon breach by us and upon the occurrence of certain other events. In November 1999, we entered into a vault cash arrangement with Humboldt Bank under which we could obtain up to $1,000,000 in vault cash. We had not obtained funds under the arrangement with Humboldt Bank as of April 30, 2000. The Humboldt Bank arrangement has a term of one year and may be terminated by Humboldt Bank upon breach by us and upon the occurrence of certain other events. Under each arrangement, we are required to pay a monthly service fee on the outstanding amount equal to the prime rate of interest, plus a specified percentage, and must pay monthly "bank" and insurance fees.

     Management believes that the anticipated cash flow from operations will provide the capital resources necessary to meet our current working capital needs and existing capital expenditure obligations. We expect that our capital expenditures will increase in the future to the extent that we are able to pursue our strategy of expanding our network and increasing the number of installed ATMs. Expansion requires funds for purchase or lease of additional ATMs and for use as vault cash in the ATMs. These increased expenditures are expected to be funded from cash flow from operations, proceeds from the rights offering, if any, capital leases and additional borrowings, to the extent financing is available. There can be no assurance that we will be able to obtain financing under a credit facility on terms that are acceptable to us or at all. If any of our existing financing arrangements are terminated or if we seek additional funding to expand our ATM network, additional financing may not be available when needed or may not be available on acceptable terms. In that event, our ability to maintain and expand our ATM network may be adversely affected. The loss of one or more sources of vault cash funding could have a material adverse effect on our business, results of operations and financial condition.

Impact of Inflation and Changing Prices

     While subject to inflation, we were not impacted by inflation during the past two fiscal years in any material respect.

Trends

     The following is a description of certain trends, events and uncertainties that may affect our future financial results. Due to the potential for change in factors associated with our business, it is impossible to predict or quantify future changes in our business, results of operations and financial condition. See "CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS."

     Since April 1996, when national debt and credit card organizations changed rules applicable to their members to permit the imposition of surcharge fees, we have experienced increased competition, both from existing ATM network operators and from new companies entering the industry.

     We have been required to pay higher interchange and surcharge rebates to certain ATM site owners and owners of ATMs in our network, as a result of increased competition in the industry. Management believes that rebates may continue to increase during fiscal 2001 due to competitive pressures. A continuation of this trend could have a material impact on our results of operations.

     The amount of surcharge fee most commonly charged in the industry for withdrawal transactions has recently increased from $1.00 per transaction to $1.50 per transaction in certain markets. We have initiated the higher surcharge fees in certain, but not all, of our markets.

     The use of debit cards by consumers has been growing. Consumers use debit cards to make purchases from merchants, with the amount of the purchase automatically deducted from the consumers' checking accounts. An increasing number of merchants are accepting debit cards as a method of payment, and are also permitting consumers to use the debit cards to obtain cash. The increasing use of debit cards to obtain cash may reduce the number of cash withdrawals from our ATMs, and may adversely affect our revenues from surcharge fees. A continued increased in the use and acceptance of debit cards could have a material adverse effect on our business, results of operations and financial condition.

Future Changes in Accounting Principles

     The Financial Accounting Standards Board ("FASB") has issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"). This statement, as amended by SFAS No. 137, requires all derivatives to be recorded on the balance sheet at fair value and establishes standard accounting methodologies for hedging activities. The standard will result in the recognition of offsetting changes in value or cash flows of both the hedge and the hedged item in earnings or comprehensive income in the same period. The statement is effective for the Company's fiscal year ending January 31, 2001. Because the Company generally does not hold derivative instruments, the adoption of this statement is not expected to have a material impact on the financial statements.


                                  OUR BUSINESS

Overview

     We are engaged in the business of operating a network of automated teller machines. The ATMs provide holders of debit and credit cards access to cash, account information and other services at convenient locations and times chosen by the cardholder. Debit and credit cards are principally issued by banks and credit card companies. As of April 30, 2000, the network consisted of approximately 394 ATMs owned by us, approximately 83 ATMs owned by banks and approximately 50 ATMs owned by third party merchants. See "-Recent Developments in Our Business."

     To promote usage of ATMs in our network, we have relationships with national and regional card organizations (also referred to as networks) which enable the holder of a card issued by one member of the organization to use an ATM operated by another member of the organization to process a transaction. We have relationships with Cirrus and Plus, the two principal national card organizations, and Star, the dominant card organization in its markets, all of whose members are banks and ATM network operators and other companies sponsored by member banks. We also have relationships with major credit card issuers such as Visa, MasterCard and Discover which enable the holder of a credit card to use ATMs in our network to process a transaction.

     Our revenues are principally derived from two types of fees, which we charge for processing transactions on our ATM network. We receive an interchange fee from the issuer of the credit or debit card for processing a transaction when a cardholder uses an ATM in our network. In addition, in most cases we receive a surcharge fee from the cardholder when the cardholder makes a cash withdrawal from an ATM in our network. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - Overview."

     In addition to revenues derived from interchange and surcharge fees, we also derive revenues from providing network management services to banks and third parties owning ATMs included in our ATM network. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - Overview."

     We have also begun to earn revenues for processing debit card transactions for our bank customers. Consumers use debit cards to make purchases from merchants, with the amount of the purchase automatically deducted from their checking accounts. We earn a small surcharge for each debit card transaction processed by us for our bank customers. We do not earn a fee for transactions processed for banks that are not our customers.

Recent Developments in Our Business

     In April 1996, national debt and credit card organizations changed the rules applicable to their members, including us, to permit the imposition of surcharge fees on cash withdrawals from ATMs. Our return to profitability coincided with, and has been substantially dependent upon, the imposition of surcharge fees. Any changes in laws or card association rules materially limiting our ability to impose surcharge fees would have a material adverse effect on us. See "--Regulatory Matters - Surcharge Regulation." Since April 1996, we have expanded the number of ATMs in our network and have expanded our practice of imposing surcharge fees on cash withdrawals on ATMs.

     On October 31, 1999, we entered into a placement arrangement with Kmart Corporation, under which we agreed to place ATMs in 147 Kmart stores in Michigan, Minnesota, Illinois and Wisconsin. We leased 58 of the ATMs to be placed in the Kmart stores. We entered into an arrangement with Advanced Financial Systems, L.L.C., Detroit, Michigan, under which Advanced Financial agreed to place ATMs owned by it in 63 Kmart stores. As part of our arrangement with Advanced Financial, we agreed to provide ATM network management services for the 63 ATMs owned by Advanced Financial. We also entered into an arrangement with American Technology Systems, Inc., under which American Technology agreed to place ATMs owned by it in the remaining 26 Kmart stores. Under our arrangement with Kmart Corporation, we had the right to terminate the placement of ATMs in individual stores if the ATMs did not meet certain usage levels. On February 1, 2000, we gave notice to Kmart Corporation that we were terminating the placement of the 89 ATMs owned by Advanced Financial and American Technology effective March 2, 2000, because these ATMs did not meet the specified usage levels.

     As a result of improvements in our financial condition, we recommenced filing periodic reports with the Securities and Exchange Commission on April 29, 1999. We had not filed periodic reports for several years as a result of severe financial distress that had placed our continued survival in serious doubt. During that period our senior management had used our limited financial resources to attempt to keep us operating and to resolve our serious financial problems. We have continued to file periodic reports with the Securities and Exchange Commission since April 29, 1999.

Our Network

     General. ATM locations in our network are concentrated in the Kansas City metropolitan area, including Topeka and Lawrence Kansas (approximately 172
ATMs), the St. Louis, Missouri metropolitan area (approximately 50 ATMs), the El Paso, Texas metropolitan area (approximately 63 ATMs), and other areas in the state of Kansas (approximately 45 ATMs). We also have 58 ATMs in K-Mart stores in Illinois. Other ATMs are located in California, Colorado, Florida, Maryland, New Mexico, North Carolina, Ohio, Oklahoma, and Pennsylvania.

     The operation of the network involves the performance of many complementary tasks and services, including principally:

     o acquiring ATMs for us or our customers,
     o selecting locations for ATMs and entering into leases for access to those locations,
     o in the case of banks and third party merchants, establishing relationships with them for processing transactions on their ATMs,
     o establishing relationships with national and regional card organizations and credit card issuers to promote usage of ATMs in the network,
     o operating and maintaining the computer system and related software necessary to process transactions conducted on ATMs,
     o processing transactions conducted on ATMs,
     o supplying ATMs with cash and monitoring cash levels for resupply, and
     o managing the collection of fees generated from the operation of the network.

     ATM Locations. We believe that the profitable operation of an ATM is largely dependent upon its location. We devote significant effort to the selection of locations that will generate high cardholder utilization. One of the principal factors affecting our further penetration of existing markets in the Midwest is the availability of attractive sites. We attempt to identify locations in areas with high pedestrian counts where people need access to cash and where use of the ATM is convenient and secure. Management believes the identification of locations is supported by the desire of retailers of all types to offer their customers access to cash as an alternative to cashing checks, which avoids the financial exposure and added overhead of cashing checks. Key target locations for our ATMs include (i) convenience stores and combination convenience stores and gas stations, (ii) grocery stores, (iii) major regional and national retailers, (iv) hotels, (v) shopping malls, (vi) airports, (vii) colleges, (viii) amusement parks, (ix) sports arenas, (x) theaters, and (xi) bowling alleys.

     We enter into leases for our ATM locations. The leases generally provide for the payment to the lessor of either a portion of the fees generated by use of the ATM or a fixed monthly rent. Most of our leases have a term of approximately three years. We generally have the right to terminate a lease if the ATM does not meet certain performance standards. The ATM site owner generally has the right to terminate a lease before the end of the lease term if we breach the lease agreement or become the debtor in a bankruptcy proceeding.

     We have relationships with two operators of combination convenience stores and gas stations for whom approximately 48 and 39 ATMs, respectively, have been installed at their locations as of April 30, 2000. The aggregate revenues from these companies accounted for approximately 32% and 22% of our revenues in each of fiscal years 2000 and 1999. We believe that we have good relationships with these companies. Nevertheless, if one or both of the relationships was terminated and we were unable to find new locations for the ATMs, the termination could have a material adverse effect on us. The leases for the locations in which the ATMs have been installed expire in 2001. Each of these leases automatically renews for successive one-year terms, unless terminated by either party prior to the commencement of a renewal term. In addition, each site owner has the right to terminate the respective lease before the end of the lease term under certain circumstances.

     We believe that once a cardholder establishes a habitual pattern of using a particular ATM, the cardholder will generally continue to use that ATM unless there are significant problems with the location, such as a machine frequently being out of service. It is our goal to secure key real estate locations before our competitors can do so, and become the habitual ATM location of card users in our markets.

     Typical ATM Transaction. In a typical ATM transaction processed by us, a debit or credit cardholder inserts a credit or debit card into an ATM to withdraw funds or obtain a balance inquiry. The transaction is routed from the ATM to our processing center by dedicated, dial-up and wireless communication links. Our processing center computers identify the card issuer by the bank identification number contained within the card's magnetic strip. The transaction is then switched to the local issuing bank or card organization (or its designated processor) for authorization. Once the authorization is received, the authorization message is routed back to the ATM and the transaction is completed.

     Some card issuers do not maintain on-line balance information for their cardholders, but instead send us authorization limits on a daily basis. We store the cardholder authorization limits on our processing center computers and authorize transactions on behalf of the card issuer relying on this information. We transmit records of all transactions processed in this manner to the card issuers who then update their cardholder account records.

     Authorization of ATM transactions processed on ATMs in our network is the responsibility of the card issuer. We are not liable for dispensing cash in error if we receive a proper authorization message from a card issuer.

     Transaction Fees. Our revenues are principally derived from two types of fees. We receive an interchange fee for processing a transaction when a cardholder uses an ATM in our network. In addition, in most cases we receive a surcharge fee when a cardholder makes a cash withdrawal from an ATM in our network. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - Overview."

     ATM Network Management Services. We offer ATM network management services to banks and other third party owners of ATMs included in our ATM network. These services include 24 hour transaction processing, monitoring and notification of ATM status and cash condition, notification of ATM service interruptions, in some cases, dispatch of field service personnel for necessary service calls and cash settlement and reporting services. Banks may choose whether to limit transactions on their ATMs to cards issued by the bank or to permit acceptance of all cards accepted on our network.

     Other Services. Our network has capabilities for services in addition to cash withdrawal and balance inquiry transactions. These include (i) the ability to distribute financial and other products and services at a low incremental cost, (ii) the ability to dispense postage stamps, coupons and prepaid calling cards, (iii) the ability to provide on screen advertising, and (iv) the provision of on-line point of sale authorization for purchases made at retail outlets with credit and debit cards. In addition, a majority of our ATMs are upgradable for new technologies, including computer chip "smart cards." Smart cards are electronic debit cards that can be used to withdraw cash from ATMs and can be "charged up" through the ATM network and then used to purchase goods from retail locations. We are exploring the viability of these uses and may implement additional services as markets develop.

     Transaction Volumes. We monitor the number of transactions that are made by cardholders on ATMs in our network. The transaction volumes processed on any given ATM are affected by a number of factors, including location of the ATM, the amount of time the ATM has been installed at that location, and market demographics. Our experience is that the number of transactions on a newly installed ATM is initially very low and increases for a period of three to six months after installation as consumers become familiar with the location of the machine. We processed a total of 10,357,731 transactions on our network in the fiscal year ended January 31, 2000, of which 3,300,731 were surcharge transactions. We processed a total of 8,389,752 transactions on our network in the fiscal year ended January 31, 1999, of which 2,675,198 were surcharge transactions.

     Vault Cash. An inventory of cash ("vault cash") is maintained in each ATM that is replenished periodically based upon cash withdrawals. Our affiliate, Universal Funding, and commercial vault cash providers currently supply vault cash for most of the ATMs owned by us. Certain of our ATMs are sponsored by banks. Vault cash for these ATMs is supplied by the sponsoring bank. We do not supply vault cash for the ATMs in our ATM network that are owned by banks and third party vendors. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - Liquidity and Capital Resources."

ATM Network Technology

     ATMs. Most of the ATMs in our network are manufactured by Fujitsu, IBM/Diebold, NCR, or Triton. The wide range of advanced technology available for new ATMs provides our customers with state-of-the-art electronics features and reliability through sophisticated diagnostics and self-testing routines. The different machine types can perform basic functions, such as dispensing cash and displaying account information, as well as providing revenue opportunities for advertising and selling products through the use of color monitor graphics, receipt message printing and stamp and coupon dispensing. Many of our ATMs are modular and upgradable so we may adapt them to provide additional services in response to changing technology and consumer demand.

     Our field services staff tests each ATM prior to placing it into the network. All ATM models considered for use in our network are first tested by the manufacturer and by independent testing laboratories. We monitor field testing as well as live actual results in the market place. Then, if there appears to be practical added value to us, we will start our own internal testing and certification process. Upon successful completion of this process, we will place the new equipment into a limited number of sites for actual consumer use.

     Processing Center. We operate a central processing center located in our headquarters in Mission, Kansas. The processing center is connected to each ATM in our network through dedicated, dial-up and wireless communications circuits. The processing center is staffed 24 hours a day, seven days a week by an experienced staff of information system specialists. The efficient operation of our processing center is critical to the successful operation of our ATM network.

     At the processing center, we maintain a "switch" which links in a compatible manner ATMs in our network, the processing center and similar processing or transaction authorization centers operated by card issuers and card organizations. The switch makes possible the electronic exchange of information necessary to conduct transactions at ATMs in our network. The switch consists of a Tandem computer system, telecommunications equipment, and proprietary software developed for the operation of our network.

     We lease the Tandem computer system currently used by us. Management believes the computer system has sufficient capacity to meet any growth in transaction volume achieved over the next three years and to permit the development of new services being considered by us.

     Although the switch translates between computers and makes routing decisions, it does not execute the transactions. Transactions originated at ATMs in our network are routed by the switch operated in our processing center to the card organization and card issuer that processes the account records for the particular cardholder's financial institution. In turn, the switch relays reply information and messages from the computer center to the originating terminal. The processing center also authorizes transactions executed on our network on behalf of card issuers that do not maintain on-line balance information for their cardholders.

     To protect against power fluctuations or short-term interruptions, the processing center has full uninterruptable power supply systems with battery back-up. The processing center's data back-up systems would prevent the loss of transaction records due to power failure and permit the orderly shutdown of the switch in an emergency. To provide continued operation in the event of a catastrophic failure, we have an agreement with Sungard Recovery Systems, Inc.

Competition

     Competitive factors in our business are network availability and response time, price to both the card issuer and to our customers, ATM location and access to other networks. The market for the transaction processing and payment services industry and specifically ATM services is highly competitive. Our principal competitors are national ATM companies that have a dominant share of the market. These companies have greater sales, financial, production, distribution and marketing resources than us.

     We have identified the following additional categories of ATM network operators:

          Financial Institutions. Banks have been traditional deployers of ATMs at their banking facilities. However, many banks are starting to place ATMs in retail environments where the bank has an existing relationship with the retailer. This may limit the availability of locations for our ATMs.

          Credit Card Processors. Several of the credit card processors have diversified their business by taking advantage of existing relationships with merchants to place ATMs at sites with those merchants.

          Third Party Operators. This category includes data processing companies that have historically provided ATM services to financial institutions, but also includes small and regional network operators such as us.

     Management believes that many of the above providers deploy ATMs to diversify their operations and that the operation of the ATM network provides a secondary income source to a primary business.

     Since April 1996, when national debt and credit card organizations changed rules applicable to their members to permit the imposition of surcharge fees, we have experienced increased competition, both from existing ATM network operators and from new companies entering the industry. There can be no assurance that we will continue to be able to compete successfully with national ATM companies. A continued increase in competition could adversely affect our margins and may have a material adverse effect on our financial condition and results of operations.

Employees

     At March 31, 2000, we had 28 full time employees. None of our employees is represented by a labor union or covered by a collective bargaining agreement. We have not experienced work stoppages and consider our employee relations to be good. Our business is highly automated and we outsource specialized, repetitive functions such as cash delivery and security. As a result, our labor requirements for operation of the network are relatively modest and are centered on monitoring activities to ensure service quality and cash reconciliation and control.

Regulatory Matters

     Federal Banking Regulation. Because we provide transaction processing services to banks, our procedures and operations are indirectly subject to federal regulation by, and are monitored by, the Federal Deposit Insurance Corporation ("FDIC"), the Office of the Comptroller of the Currency ("Comptroller") and the Federal Reserve Bank ("Fed"). The FDIC, the Comptroller and the Fed have adopted regulations addressing many aspects of our operations, including management, data security, computer systems and programming controls, and electronic funds transfer procedures. The FDIC, the Comptroller and the Fed conduct periodic examinations to ensure our compliance with these regulatory requirements. We believe that we are in material compliance with these regulations, and that we are taking appropriate action to respond to recommendations made by regulatory authorities as a result of their examinations. However, there can be no assurance that we will be able to respond in a satisfactory manner to all matters raised from time to time by the FDIC, the Comptroller and the Fed.

     Surcharge Regulation. The imposition of surcharges is not currently subject to federal regulation, but has been banned by several states in which we currently have no operations. Legislation to ban surcharges has been introduced but not enacted in many other states as a result of activities of consumer advocacy groups that believe that surcharges are unfair to consumers. Voters in San Francisco and Santa Monica, California voted in 1999 to bar banks from charging fees to non-customers who use their ATMs. Similar restrictions have been proposed by other cities. The banking industry has resisted these efforts to impose restrictions. We are not aware of the introduction of such legislation or the submission to voters of such referendums in any of the states or cities in which we currently do business. Nevertheless, there can be no assurance that surcharges will not be banned in the states where we operate, and such a ban would have a material adverse effect on us. Most of the ATMs in our network are located in Kansas (156 ATMs), Missouri (148 ATMs) and Texas (63 ATMs).

     Network Regulations. National and regional networks have adopted extensive regulations that are applicable to various aspects of our operations and the operations of other ATM network operators. We believe that we are in material compliance with these regulations and, if any deficiencies were discovered, that we would be able to correct them before they had a material adverse impact on our business.

Legal Claim

     On June 5, 2000, Dave Windhorst, our former President, brought an action against us and our individual directors in the United States District Court for the District of Kansas. Mr. Windhorst resigned in May 1999. Mr. Windhorst alleges that the defendants promised that Mr. Windhorst would receive 2,000,000 shares of our common stock as part of his wages and compensation as an employee. Mr. Windhorst seeks judgment against the defendants for an amount equal to the highest value of 2,000,000 shares of our common stock from June 11, 1999 up to and including the day of trial, plus prejudgment interest, penalties, costs and other awards deemed reasonable in the circumstances. The penalties sought include an amount equal to up to 100% of the compensation alleged to be unpaid pursuant to a Kansas statute, K.S.A. 44-315. Mr. Windhorst's claim is based upon resolutions adopted by the board of directors in 1998 approving the issuance of certain shares, subject to the conditions that the issuance receive professional legal approval and that the number of authorized shares of common stock be increased. The proposed issuance did not receive professional legal approval. The number of authorized shares of common stock have not been increased, although additional shares became available for issuance as a result of the reduction in the number of outstanding shares in the 1-for-20 reverse stock split that recently became effective. On June 19, 2000, our Board of Directors approved the issuance to Mr. Windhorst of 50,000 post- reverse stock split shares of our common stock (the equivalent of 1,000,000 shares prior to the reverse stock split), subject to completion of the reverse stock split and compliance with tax withholding and securities law requirements, for no additional consideration. We believe that we have meritorious defenses to the claims in Mr. Windhorst's lawsuit.

Real Property

     Our principal executive offices and our central transaction processing center are located in 12,851 square feet of leased space located at 6800 Squibb Road, Shawnee Mission, Kansas. The telephone number for our principal executive offices is 913-831-2055. We lease the facility at rates we believe were consistent with market rates at the time the facility was leased under a lease that expires in 2004. We believe that the facility is adequate for our needs for the foreseeable future.

                                   MANAGEMENT

Directors and Executive Officers

     Our directors and executive officers are as follows:

Name                          Age               Position
----                          ---               --------

David S. Bonsal               60       Chairman of the Board of Directors,
                                       Chief Executive Officer and Director
John L. Settles               57       President
Pamela A. Glenn               38       Vice President and Corporate Secretary
Arthur M. Moglowsky           63       Director
Jeffrey M. Sperry             56       Director

     The term of office of each director is one year and until his successor is elected and qualified. Unless otherwise indicated below, each director and executive officer has had the same principal occupation during the last five years.

     David S. Bonsal has served as our Chairman and Chief Executive Officer since 1988. Mr. Bonsal has served as a director on our Board of Directors since 1987. Mr. Bonsal is also a principal shareholder of Universal Funding Corporation. See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS."

     John L. Settles has served our President since June 1999. From 1998 until he joined us, Mr. Settles served as Vice President Business Development of DataLink Systems Corporation, San Jose, California, a wireless information services firm with $6,000,000 in annual revenue, where he was responsible for developing its sales channels. From 1996 to 1998, Mr. Settles was employed by Science Applications International Corp. where he help to create and manage its joint venture with the Venezuelan national oil company, Petroleos del Venezuela, S.A., a provider of Information Technology services with annual sales of $230,000,000. From 1994 to 1996, Mr. Settles served as the Vice President, Systems and Client Services Group of Information Network Corp., Phoenix, Arizona, a healthcare information systems firm with annual revenues of $10,000,000. Mr. Settles was our President from April 1989 through October 1990 and is a principal shareholder of Universal Funding Corporation. See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS."

     Pamela A. Glenn has served as Vice President since May 1995 and Corporate Secretary since September 1995. Ms. Glenn served as a Sales Representative and Account Manager with us from 1991 to May 1995 and held various positions with us from 1982 to 1991.

     Arthur M. Moglowsky has served during the past five years as an Attorney and Shareholder, Bass & Moglowsky, S.C., Milwaukee, Wisconsin. Mr. Moglowsky has served as a director on our Board of Directors since 1981.

     Jeffrey M. Sperry has served since 1999 as President, CB Richard Ellis, Albany, New York, a real estate company. Prior to 1999, Mr. Sperry served as Executive Vice President of Robert Cohn Associates, Inc., Albany, New York, a real estate company. Mr. Sperry has served as a director on our Board of Directors since 1982.

Indemnification of Directors and Officers

     Our by-laws provide that we shall, to the full extent permitted and in the manner prescribed by the laws of the State of Missouri (except for Section
351.355.6 of the Missouri General and Business Corporation Law), (i) indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of Universal Money Centers, or is or was serving at the request of Universal Money Centers as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding (except that we shall not indemnify any such person against judgments, fines and amounts paid in settlement with respect to an action by or in the right of Universal Money Centers) and (ii) pay to such person expenses incurred in defending any such action, suit or proceeding in advance of the final disposition of such action, suit, or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount unless it shall ultimately be determined that such person is entitled to be indemnified by us as authorized in the by-laws.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers and controlling persons pursuant to the provisions described above, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

                             EXECUTIVE COMPENSATION

     The following table sets forth certain summary information concerning the compensation paid and awarded for the years indicated to our Chief Executive Officer and to each executive officer who received compensation in excess of $100,000 for services rendered in all capacities to us and our subsidiaries during our fiscal year ended January 31, 2000.

Summary Compensation Table

                              Annual Compensation

       Name and                                                 All Other
  Principal Position     Year    Salary($)   Bonus($)(1)     Compensation($)(2)
  ------------------     ----    ---------   -----------     ------------------

  David S. Bonsal,       2000    $124,500     $1,500             $4,314
  Chief Executive        1999     125,000      2,500              4,620
      Officer            1998     125,000      1,000                474
------------------------

     (1) Includes bonuses received in the reported year. The payment of bonuses is at the discretion of the board of directors.

     (2) The amounts shown in this column for 2000 consist of (a) contributions by us under our SIMPLE IRA Plan in the amount of $3,750 to the account of Mr. Bonsal and (b) insurance premium payments by us with respect to group term life insurance in the amount of $564 for the benefit of Mr. Bonsal.

Director Compensation

     We currently pay each non-employee director a cash fee of $750 for each Board meeting attended in person and a cash fee of $250 for each Board meeting attended by telephone. Directors are reimbursed for certain reasonable expenses incurred in attending meetings. Officers do not receive any additional compensation for serving as members of the board of directors.

     We currently do not pay committee members fees for attending committee meetings. Committee members are reimbursed for certain reasonable expenses incurred in attending meetings.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Universal Funding Corporation

     We have maintained a business relationship with Universal Funding Corporation, a Missouri corporation, since August 1989. The relationship began in 1989 as a result of our severe financial problems. The operation of our ATM network generally requires that we supply vault cash to ATMs owned by us to fund cash withdrawals. As a result of our financial problems, lenders were generally unwilling to extend loans, partly because of the concern that our creditors would assert claims against cash physically located in ATMs owned by us. We did not have sufficient cash to supply the vault cash for these ATMs. In order to resolve this problem and to permit us to continue to operate certain ATMs, Universal Funding was formed in 1989 by David S. Bonsal, the chairman of our board of directors, John L. Settles, our President, and William Smithson, a shareholder. Each of these individuals has a one-third ownership interest in Universal Funding.

     In 1989, we sold approximately 60 ATMs to Universal Funding for which Universal Funding had agreed to provide vault cash. Universal Funding requested the sale of the ATMs to Universal Funding as a condition to providing vault cash, in order to provide additional protection against seizure of Universal Funding's vault cash by our creditors. We entered into a Management Agreement with Universal Funding in 1989. The Management Agreement was designed to provide us with the economic benefits of ownership and operation of the ATMs sold to Universal Funding, while providing to shareholders and lenders of Universal Funding the protection from our creditors and the investment return necessary to attract their investment.

     In the Management Agreement, Universal Funding agreed to enter into contracts with site owners for the placement of the ATMs acquired from us, to provide vault cash necessary for the operation of the ATMs and to contract for an armored security service for deliveries of cash to ATMs. In exchange for these services, Universal Funding received all interchange fees for transactions processed on the ATMs for which it provided vault cash. Under the Management Agreement, we agreed to "drive" the ATMs sold to Universal Funding and to provide accounting, maintenance and communication services. In exchange for these services, Universal Funding agreed to pay us a management fee equal to Universal Funding's "net income". Universal Funding's "net income" is defined in the Management Agreement as revenues from interchange fees, less armored security charges, interest expense on funds borrowed to provide vault cash, ATM location expenses, debt service related to the purchase of the ATMs, taxes or insurance on ATMs, and a monthly payment to each of Universal Funding's shareholders representing a return on their equity investment in Universal Funding. The amount of the monthly payment to the shareholders is based upon the amount of their equity investment in Universal Funding and is paid on the equity investment at a rate of 18% per annum, or a total of $24,894 per year. The management fee is to be paid to us on a monthly basis after Universal Funding has met all of its other cash expenses, including the payment of interest on outstanding borrowings and the monthly payment to Universal Funding's shareholders. In addition, in the Management Agreement, the shareholders of Universal Funding grant us an option to purchase all of the outstanding stock of Universal Funding at any time for an amount equal to 110% of the capital contributed by the shareholders to Universal Funding plus any arrearages in the payment of expenses due under the Management Agreement. Management believes that the amount of the exercise price would have been approximately $165,000 as of January 31, 2000. The Management Agreement extends for successive twelve (12) month terms, unless either party provides written notice of termination to the other party at least thirty (30) days prior to the end of a twelve (12) month term.

     Since 1989, the relationship between Universal Funding and us has expanded to cover additional ATMs, as a result of the loss of other sources of financing and in order for us to take advantage of opportunities to place additional ATMs. Universal Funding currently supplies vault cash for a majority of the ATMs owned by us. We lease to Universal Funding the ATMs for which Universal Funding provides vault cash for rent of $10.00 per month. Universal Funding requested the leasing arrangement for our ATMs in order to provide protection against seizure of its vault cash. We have replaced the ATMs originally purchased by Universal Funding, and Universal Funding no longer owns any ATMs in our network. Universal Funding does not provide vault cash for ATMs in our network which are owned by banks or by third party vendors. At April 30, 2000 and January 31, 2000 and 1999, Universal Funding had vault cash of approximately $2,600,000, $3,600,000 and $2,200,000, respectively, located in approximately 247, 249 and 242 ATMs, respectively, owned by us.

     We earned management fees from Universal Funding of $32,972 and $541,380 in fiscal years 2000 and 1999, respectively. At January 31, 2000 and 1999, we had a receivable for accrued and unpaid management fees of $7,228 and $35,064, respectively. Pursuant to the Management Agreement, we assume the risk of theft or other shortages of cash from the ATMs for which Universal Funding supplies vault cash. We incurred losses of $19,470 and $10,075 from vault cash shortages in fiscal 2000 and 1999, respectively.

     Universal Funding borrows the funds that are used to supply vault cash principally from (i) Electronic Funds Transfer, Inc., our wholly owned subsidiary ("EFT"), (ii) David S. Bonsal, our Chairman and Chief Executive Officer, and a limited partnership in which Mr. Bonsal is the general partner,
(iii) our employees and (iv) other lenders. The loans generally have a term of 30 days and typically are rolled over at maturity. As of January 31, 2000, Universal Funding paid interest on loans at rates ranging from 12 - 18% per annum. At January 31, 2000, the aggregate outstanding amount of the loans was approximately $3,579,000, of which $650,300 was owed to EFT, approximately $1,975,500 was owed to Mr. Bonsal and the related limited partnership, approximately $155,450 was owed to John L. Settles, our President, approximately $24,300 was owed to other employees of ours and approximately $773,000 was owed to other lenders. The maximum outstanding balances of the loans made by EFT to Universal Funding in fiscal 2000 and 1999 were $815,300 and $489,000, respectively. The total interest earned by us on loans from EFT to Universal Funding in fiscal 2000 and 1999 was $72,325 and $34,338, respectively.

     The interest rate on loans from David S. Bonsal and the related limited partnership that were outstanding during fiscal 2000 and 1999 and at January 31, 2000 was 15% per annum. The total interest paid by Universal Funding to David S. Bonsal and the related limited partnership for loans to Universal Funding was $259,117 in fiscal 2000 and $156,864 in fiscal 1999. The interest rates on loans from John L. Settles, our President, that were outstanding during fiscal 2000 and at January 31, 2000 were 15 - 18% per annum. The total interest paid by Universal Funding to John L. Settles for loans to Universal Funding was $16,830 in fiscal 2000.

     As noted above, the shareholders of Universal Funding receive a return on their equity investment in Universal Funding each month before Universal Funding pays the management fee to us. The amount of the monthly payment to the shareholders is based upon the amount of their equity investment in Universal Funding and is paid on the equity investment at a rate of 18% per annum. For each of fiscal 2000 and 1999, the amount paid by Universal Funding to the shareholders of Universal Funding as a return on equity investment was approximately $24,894. Each of David S. Bonsal and John L. Settles, as the owner of 1/3 of the outstanding shares of Universal Funding, has received 1/3 of the amount paid each year to the shareholders of Universal Funding.

     We have obtained access to additional sources of vault cash in recent years as a result of the improvement in our financial condition. We entered into an agreement with Pinnacle Systems, L.L.C. ("Pinnacle") in August 1997 pursuant to which Pinnacle provided funds for vault cash for a service fee equal to the amount of vault cash provided multiplied by the prime rate published from time to time by the Wall Street Journal, plus a specified percentage. In addition to the payment of this service fee, the agreement required us to pay monthly "bank" fees and insurance charges to Pinnacle. As of January 31, 1999, Pinnacle provided vault cash of approximately $600,000 for approximately 40 ATMs. The agreement was terminated by Pinnacle in March 1999. Pinnacle informed us that Pinnacle's lender would no longer permit Pinnacle to provide vault cash to ATM companies because of losses suffered by the lender due to problems monitoring vault cash transfers through certain ATM networks (not including our ATM network). In June 1999, we entered into a vault cash arrangement with Tehama Bank under which we could obtain up to $3,000,000 in vault cash. As of April 30, 2000, we were renting approximately $2,000,000 under the Tehama Bank arrangement. In October 1999, we entered into an arrangement with Charter Bank allowing us to obtain up to $5,000,000 in vault cash, of which $1,000,000 was outstanding as of April 30, 2000. In November 1999, we entered into a vault cash arrangement with Humboldt Bank under which we could obtain up to $1,000,000 in vault cash. We had not obtained funds under the arrangement with Humboldt Bank as of April 30, 2000. Under each arrangement, we are required to pay a monthly service fee on the outstanding amount equal to the prime rate of interest, plus a specified percentage, and must pay monthly "bank" and insurance fees.

Deferred Compensation

     We have a liability of approximately $140,000 due to David S. Bonsal, our Chairman and Chief Executive Officer, representing compensation informally deferred during fiscal years 1994 through 1996 in an attempt to improve our cash flow during those years. We have agreed to pay interest on the deferred compensation at a rate of 5% per annum.

Personal Guarantees of Our Obligations

     As a result of our financial problems, certain lenders required the personal guarantee of David S. Bonsal, our Chairman and Chief Executive Officer, as a condition to loaning funds to us to finance the purchase of new and replacement ATMs. Our payment of the following obligations has been personally guaranteed by Mr. Bonsal:

     1. Capital Lease dated December 30, 1996, between Newcourt Communications Finance Corporation (formerly AT&T Credit Corporation) and us, in the principal amount of $440,365. The lease requires monthly payments by us through November 2000.

     2. Capital Lease dated October 30, 1996, between Newcourt Communications Finance Corporation (formerly AT&T Credit Corporation) and us, in the principal amount of $66,427. The lease requires monthly payments by us through September 2000.

     3. Capital Lease dated February 28, 1997, between Newcourt Communications Finance Corporation (formerly AT&T Credit Corporation) and us, in the principal amount of $119,594. The lease requires monthly payments by us through January 2001.

     4. A promissory note dated June 3, 1996, issued by us to Bank 21 (formerly The Farmers Bank) in the principal amount of $57,570. The note is due on demand, and if no demand is made, the note is due in installments through January 2001.

     5. A promissory note dated August 20, 1996, issued by us to Bank 21 (formerly The Farmers Bank) in the principal amount of $222,200. The note is due on demand, and if no demand is made, the note is due in installments through November 2001.

Under the terms of each of the capital leases described in Items 1 - 3 above, Mr. Bonsal's personal guarantee is to be released under each lease if we comply with our obligations under the respective lease for twenty-four (24) months after the date of such lease and we are not in default under the respective lease at the end of the twenty-four (24) month period. Mr. Bonsal's personal guarantee of these leases was released in April 1999.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information, as of July 1, 2000, with respect to the beneficial ownership of the common stock by (a) each beneficial owner of more than 5% of the outstanding shares thereof, (b) each director and each nominee to become a director, (c) each executive officer named in the Summary Compensation Table and (d) all executive officers, directors and nominees to become directors as a group.

                                                               Percent of
                                  Number of Shares            Common Stock
Name of Beneficial Owner         Beneficially Owned          Outstanding(1)
------------------------         ------------------          --------------

David S. Bonsal (2)                  621,208                     31.6%

Jeffrey M. Sperry                     12,478                       *

Arthur M. Moglowsky                   14,888                       *

Directors and executive officers     690,036                     35.5%
as a group (5 persons)

----------------------------
* Represents beneficial ownership of less than one percent.

(1) Percentages are determined in accordance with Rule 13d-3 under the Exchange Act.

(2) The address of Mr. Bonsal is c/o Universal Money Centers, Inc., 6800 Squibb Road, Mission, Kansas 66202.


                          DESCRIPTION OF CAPITAL STOCK

Capital Stock

     Authorized and Outstanding Stock. Our articles of incorporation authorize the issuance of up to 40,000,000 shares of common stock, $.01 par value per share. As of the date of this Prospectus, there were approximately 2,014,809 shares of common stock outstanding. In addition, we are offering for sale an additional 2,014,809 shares of common stock in the rights offering.

     Voting Rights. Holders of common stock are entitled to one vote per share on all matters presented to the shareholders, except the election of directors, as to which cumulative voting applies. Under cumulative voting, each shareholder is entitled to cast as many votes as shall equal the number of shares held by the shareholder multiplied by the number of directors to be elected, and such votes may all be cast for a single director or may be distributed among the directors to be elected as the shareholder wishes.

     Dividends. Holders of common stock are entitled to such dividends as may be declared from time to time by the board of directors and paid from funds legally available therefor. Holders of common stock will be entitled to receive pro rata all of our assets available for distribution upon liquidation. We do not anticipate that we will pay dividends in the foreseeable future. We intend to retain future earnings, if any, to provide funds for the growth and development of our business. Any payment of cash dividends on the common stock in the future will be at the sole discretion of the board of directors and will depend upon our earnings, capital expenditure requirements, financial condition and such other factors as the board of directors deems relevant.

     No Preemptive Rights. Holders of common stock do not have any preemptive rights.

Anti-Takeover Effects of Certain Provisions

     Our articles of incorporation and by-laws contain the following provisions that could make the acquisition of us by means of a tender offer, a proxy contest or otherwise more difficult.

     Advance Notice of Shareholder Nominations and Proposals. Our by-laws contain an advance notice procedure governing shareholders who wish to nominate candidates for election as directors or to bring other business before an annual meeting of shareholders. The provision requires that shareholders give advance notice to us of such nominations and proposals. The provision is designed to (1) establish an orderly procedure for conducting annual meetings of shareholders and (2) provide the board of directors with the opportunity to inform shareholders prior to such meetings, to the extent deemed necessary or desirable by the board of directors, of the qualifications of such nominees and of any business to be conducted at such meetings. Although the advance notice provision does not give the board of directors any power to approve or disapprove shareholder nominations or proposals, they may have the effect of precluding or delaying a contest for the election of directors or the consideration of shareholder proposals if the designated procedures are not followed. Such provisions may have the effect of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us or our shareholders.

     Number of Directors; Vacancies. Our by-laws permit the board of directors to determine the number of directors, except that unless the articles of incorporation are amended there may not be fewer than three nor more than 21. Our by-laws also provide that any vacancies will be filled by an affirmative vote of a majority of the remaining directors, although less than a quorum, or by a sole remaining director. These provisions could have an anti-takeover effect by preventing or delaying a shareholder from enlarging the board of directors or removing directors and filling the resulting vacancies or new directorships with such shareholder's new nominees.

     Calling Special Meetings. Our by-laws provide that special meetings of shareholders may be called only by the board of directors. The purpose of this provision is to avoid the time, expense and disruption resulting from holding special meetings of shareholders in addition to annual meetings, unless the board of directors approves the special meetings. However, this amendment may have the effect of delaying a change in control of us or delaying the presentation to the shareholders of a shareholder proposal favored by the holders of a majority of the outstanding shares.

                                    EXPERTS

     The financial statements of Universal Money Centers, Inc. at January 31, 2000 and 1999 and for the years ended January 31, 2000 and 1999 appearing in this Prospectus and Registration Statement have been audited by Baird, Kurtz and Dobson, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                 LEGAL MATTERS

     The validity of the shares of common stock underlying the Rights will be passed upon for us by Morrison & Hecker LLP, Kansas City, Missouri.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and other reports, proxy and information statements and other information with the Securities and Exchange Commission. You may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may review the reports, proxy and information statements and other information that we file with the SEC at the SEC's internet site at http://www.sec.gov.

     This prospectus is a part of the Registration Statement on Form SB-2 that we filed with the SEC. The registration statement includes information not contained in this Prospectus regarding us and regarding our common stock, including certain exhibits. You can review or obtain a copy of the registration statement from the SEC at the address listed above or from its internet site.

          INDEX TO UNIVERSAL MONEY CENTERS, INC. FINANCIAL STATEMENTS

                                                                            Page

Independent Public Accountants' Report                                       F-2

Consolidated Financial Statements:

     Consolidated Balance Sheets - April 30, 2000 (unaudited) and
          January 31, 2000 and 1999                                          F-3

     Consolidated Statements of Operations - Three months ended
          April 30, 2000 and 1999 (unaudited) and Years ended
          January 31, 2000 and 1999                                          F-5

     Consolidated Statements of Changes in Stockholders' Equity -
          Three months ended April 30, 2000 (unaudited) and Years
          ended January 31, 2000 and 1999                                    F-6

     Consolidated  Statements of Cash Flows - Three months ended
          April 30, 2000 and 1999 (unaudited) and Years ended
          January 31, 2000 and 1999                                          F-7

     Notes to Consolidated Financial Statements                              F-8

                        Independent Accountants' Report



Board of Directors
Universal Money Centers, Inc.
Mission, Kansas


     We have audited the accompanying consolidated balance sheets of UNIVERSAL MONEY CENTERS, INC. as of January 31, 2000 and 1999, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of UNIVERSAL MONEY CENTERS, INC. as of January 31, 2000 and 1999, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.



                                    /s/ BAIRD, KURTZ & DOBSON






Kansas City, Missouri
April 10, 2000

                          UNIVERSAL MONEY CENTERS, INC.

                           CONSOLIDATED BALANCE SHEETS

                                     ASSETS



                                                                                              January 31,
                                                                     April 30        ----------------------------
                                                                       2000               2000            1999
                                                                     --------        ------------      ---------
CURRENT ASSETS                                                       (unaudited)

     Cash                                                         $     48,730       $    118,991      $    601,922
     Accounts receivable - trade, less allowance for
         doubtful accounts:
              April 30, 2000 - $98,238;                                144,536            105,517            39,012
              January 31, 2000 - $66,370;
              January 31, 1999 - $21,370
     Accounts receivable - affiliate                                    23,545              7,228            35,064
     Note receivable - affiliate                                       200,000            650,300                --
     Prepaid expenses and other                                         52,869             22,058            13,194
     Interest receivable - affiliate                                     7,119              6,628             3,636
                                                                  ------------       ------------      ------------
                  Total Current Assets                                 476,799            910,722           692,828
                                                                  ------------       ------------      ------------

PROPERTY AND EQUIPMENT, At cost
     Equipment                                                       4,561,382          4,139,601         3,453,071
     Leasehold improvements                                            117,803            117,803           117,803
     Vehicles                                                           11,434             21,156             9,722
                                                                  ------------       ------------      ------------
                                                                     4,690,619          4,278,560         3,580,596
     Less accumulated depreciation                                   2,149,028          1,977,738         1,873,919
                                                                  ------------       ------------      ------------
                                                                     2,541,591          2,300,822         1,706,677
                                                                  ------------       ------------      ------------

OTHER ASSETS
     Deferred income taxes                                             375,000            375,000           375,000
     Other                                                             116,734             26,232            30,531
                                                                  ------------       ------------      ------------
                                                                       491,734            401,232           405,531
                                                                  ------------       ------------      ------------

                                                                    $3,510,124         $3,612,776        $2,805,036
                                                                  ============       ============      ============



See Notes to Consolidated Financial Statements

                          UNIVERSAL MONEY CENTERS, INC.

                      LIABILITIES AND STOCKHOLDERS' EQUITY



                                                                                              January 31,
                                                                     April 30        ----------------------------
                                                                       2000               2000            1999
                                                                     --------        ------------      ---------
CURRENT ASSETS                                                       (unaudited)
CURRENT LIABILITIES
     Current maturities of long-term debt and
         capital lease obligations                              $      465,874     $      472,943     $      314,606
     Accounts payable                                                  576,155            732,546            313,319
     Accounts payable--affiliate                                        19,240             25,559                 --
     Accrued expenses                                                  197,284            216,866            210,817
                                                                --------------     --------------     --------------
                  Total Current Liabilities                          1,258,553          1,447,914            838,742
                                                                --------------     --------------     --------------

LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS                         1,193,595          1,033,378            714,087
                                                                --------------     --------------     --------------

STOCKHOLDERS' EQUITY
     Common stock; $.01 par value; 40,000,000
         shares authorized; 1,992,569 issued                           398,514            398,514            398,514
     Additional paid-in capital                                     18,593,430         18,593,430         18,593,430
     Retained earnings (deficit)                                   (16,271,660)       (16,198,152)       (16,077,429)
                                                                ---------------    ---------------    ---------------
                                                                     2,720,284          2,793,792          2,914,515
     Less treasury stock, at cost; common;
         27,916 shares                                              (1,662,308)        (1,662,308)        (1,662,308)
                                                                ---------------    ---------------    ---------------
                                                                     1,057,976          1,131,484          1,252.207
                                                                ---------------    ---------------    ---------------

                                                                $    3,510,124     $    3,612,776     $    2,805,036
                                                                ==============     ==============     ==============


See Notes to Consolidated Financial Statements

                         UNIVERSAL MONEY CENTERS, INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS



                                                                 Three months
                                                                Ended April 30,              Years ended January 31,
                                                      -------------------------------        -----------------------
                                                           2000                1999              2000            1999
                                                      ------------        ------------      ------------      ---------
                                                                (unaudited)


NET REVENUES                                          $  1,928,358        $  1,391,120      $  6,409,716      $  5,016,828

COST OF REVENUES                                         1,526,965           1,004,405         4,994,709         3,422,417
                                                      ------------        ------------      ------------      ------------

GROSS PROFIT                                               401,393             386,715         1,415,007         1,594,411

OPERATING EXPENSES                                         446,887             357,047         1,500,798         1,215,100
                                                      ------------        ------------      ------------      ------------

INCOME FROM OPERATIONS                                     (45,494)             29,668           (85,791)          379,311
                                                      -------------       ------------      -------------     ------------

OTHER INCOME (EXPENSE)
     Interest income                                        10,714              13,244            73,195            34,481
     Interest expense                                      (38,728)            (22,648)         (106,152)         (101,122)
     Loss on disposal of fixed assets                            0                   0            (1,975)               --
                                                      ------------        ------------      -------------     ------------
                                                           (28,014)             (9,404)          (34,932)          (66,641)
                                                      -------------       -------------     -------------     ------------

INCOME (LOSS) BEFORE INCOME TAXES                          (73,508)             20,264          (120,723)          312,670
                                                      -------------       ------------      -------------     ------------

INCOME TAX CREDIT                                               --                  --                --           (60,000)
                                                      ------------        ------------      ------------      -------------

NET INCOME (LOSS)                                     $    (73,508)       $     20,264      $   (120,273)     $    372,670
                                                      =============       ============      =============     ============


BASIC AND DILUTED EARNINGS (LOSS) PER
SHARE                                                 $      (.04)       $         .01     $       (.06)      $        .19
                                                      =============       ============      ============      ============




See Notes to Consolidated Financial Statements

                         UNIVERSAL MONEY CENTERS, INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY





                                                               Additional       Retained
                                                    Common      Paid-In         Earnings        Treasury
                                                     Stock      Capital         (Deficit)         Stock         Total
                                                     -----      -------         ---------         -----         -----

  BALANCE , JANUARY 31, 1998                       $398,514     $18,593,430    $(16,450,099)    $(1,662,308)    $  879,537

      Net income                                                                    372,670                        372,670
                                                   --------     -----------    ------------     ------------    ----------

  BALANCE , JANUARY 31, 1999                        398,514      18,593,430     (16,077,429)     (1,662,308)     1,252,207

      Net loss                                                                     (120,723)                      (120,723)
                                                   --------     ----------     -------------    ------------    -----------

  BALANCE , JANUARY 31, 2000                        398,514      18,593,430     (16,198,152)     (1,662,308)     1,131,484
                                                   ========     ===========     ============    ============    ==========

      Net loss (unaudited)                                                          (73,508)                       (73,508)
                                                   --------     ----------     -------------    -----------     -----------

  BALANCE, APRIL 30, 2000 (unaudited)              $398,514     $18,593,430    $(16,271,660)    $(1,662,308)    $1,057,976
                                                   ========     ===========    =============    ============    ==========



See Notes to Consolidated Financial Statements

                         UNIVERSAL MONEY CENTERS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                  Three Months
                                                                Ended April 30,           Years Ended January 31,
                                                            ------------------------      -----------------------
                                                              2000            1999         2000            1999
                                                            ----------      ---------     ---------       ------
                                                                     (unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES
    Net income (loss)                                     $  (73,508)       $20,264        $(120,723)     $372,670
    Items not requiring (providing) cash:
       Depreciation and amortization                         191,868        123,246          568,494       410,047
       Loss on disposal of property and equipment                 --             --            1,975            --
       Deferred income taxes                                      --             --               --       (60,000)
    Changes in:
       Accounts receivable                                   (55,827)       (46,874)         (41,661)       13,943
       Prepaid expenses and other                           (132,169)         8,017           (8,565)      (23,199)
       Accounts payable and accrued expenses                (182,292)       151,394          450,835       (31,366)
                                                          -----------       -------          -------       --------
               Net cash provided by operating activities    (251,928)       256,047          850,355       682,095
                                                          -----------       -------          -------       --------

CASH FLOWS FROM INVESTING
ACTIVITIES
    Increase (decrease) in note receivable - affiliate       450,300       (212,000)        (650,300)           --
    Purchase of property and equipment                      (280,031)      (162,347)        (410,404)     (368,816)
                                                          -----------      ---------        ---------     ---------
               Net cash used in investing activities         170,269       (374,347)      (1,060,074)     (368,816)
                                                          -----------      ---------      -----------     ---------
CASH FLOWS FROM FINANCING ACTIVITIES
    Principal payments under long-term debt and
       capital lease obligations                            (166,902)       (78,587)        (365,226)     (250,445)
    Proceeds from issuance of long-term debt                 178,300             --           92,644       164,413
                                                           ------------   ----------        ---------     ---------
               Net cash used in financing activities          11,398        (78,587)        (272,582)      (86,032)
                                                           ------------   ----------        ---------     ---------

INCREASE (DECREASE) IN CASH                                  (70,261)      (196,887)        (482,931)      227,247

CASH, BEGINNING OF YEAR                                      118,991        601,922          601,922       374,675
                                                           ------------    ---------         ---------    --------

CASH, END OF YEAR                                          $  48,730       $405,035         $118,991      $601,922
                                                           =========       ========         ========      ========


See Notes to Consolidated Financial Statements

                          UNIVERSAL MONEY CENTERS, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            JANUARY 31, 2000 AND 1999

             (UNAUDITED AS TO APRIL 30, 2000 AND 1999 INFORMATION)


NOTE 1: NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

     The Company is engaged primarily in providing network and switching services for automated teller machines (ATMs). Fees are received from the members of the Company's network as well as card users from other ATM networks using the Company's network. The Company grants unsecured credit to its customers. As of April 30, 2000 and January 31, 2000 and 1999, the Company had approximately 527, 575 and 396 ATMs in the network, respectively.

Unaudited Quarterly Information

     Quarterly financial information provided herein as of April 30, 2000 and for the periods ended April 30, 2000 and 1999 is unaudited. In the opinion of management, it contains all adjustments necessary to present fairly the Company's consolidated financial position, the consolidated results of its operations and cash flows. The quarterly results of operations are not necessarily indicative of the results to be expected for the full year.

Reverse Stock Split

     Effective July 7, 2000, the Company effected a 1-for-20 reverse stock split of its outstanding common stock. The number of shares of common stock shown in the accompanying balance sheet (and in Note 5) and the basic and diluted earnings (loss) per share in the consolidated statements of operations are restated to give effect to the reverse stock split.

Operating Segments

     The Company conducts business under one primary operating segment: operating and servicing of automated teller machines (ATMs). Revenues are generated from surcharges, interchange fees and transaction processing in ATMs located in 16 states with a concentration in Missouri, Kansas and Texas. The Company's major revenue source, which exceeds 10% of revenues, is discussed in
Note 8.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                          UNIVERSAL MONEY CENTERS, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            JANUARY 31, 2000 AND 1999

             (UNAUDITED AS TO APRIL 30, 2000 AND 1999 INFORMATION)


NOTE 1: NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment

     Property and equipment are depreciated over the estimated useful life of each asset, primarily five to seven years. Annual depreciation is computed using the straight-line method.

Principles of Consolidation

     The consolidated financial statements include the accounts of Universal Money Centers, Inc., and its wholly-owned subsidiary, Electronic Funds Transfer, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

Income Taxes

     Deferred income tax liabilities and assets are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

Inventory

     All inventories are stated at the lower of cost or market. As of January 31, 1999, inventory consisted primarily of repair parts for ATMs, with the cost of such parts being determined using the FIFO (first-in, first-out) method.

Future Changes in Accounting Principles

     The Financial Accounting Standards Board ("FASB") has issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"). This statement, as amended by SFAS No. 137, requires all derivatives to be recorded on the balance sheet at fair value and establishes standard accounting methodologies for hedging activities. The standard will result in the recognition of offsetting changes in value or cash flows of both the hedge and the hedged item in earnings or comprehensive income in the same period. The statement is effective for the Company's fiscal year ending January 31, 2001. Because the Company generally does not hold derivative instruments, the adoption of this statement is not expected to have a material impact on the financial statements.

                          UNIVERSAL MONEY CENTERS, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            JANUARY 31, 2000 AND 1999

             (UNAUDITED AS TO APRIL 30, 2000 AND 1999 INFORMATION)


NOTE 2: RELATED PARTY TRANSACTIONS

     The chairman and chief executive officer (CEO), who is the largest stockholder of the Company, is also the CEO and a stockholder of Universal Funding Corporation (UFC). In addition, the other two stockholders of UFC are also stockholders of the Company.

     The Company receives management fees from UFC to provide administrative services, computer switching, maintenance, ATMs and software for the ATMs. The agreement with UFC for management fees provides that the fee will equal the net income of UFC (excluding depreciation, amortization and stockholder return on original capital investment, which are treated as distributions). Such fees totaled $32,972 and $541,380 for the years ended January 31, 2000 and 1999, respectively. Under the agreement, these fees are paid on a monthly basis subsequent to UFC meeting all other monthly cash flow obligations. As of January 31, 2000 and 1999, the Company had a receivable of $7,228 and $35,064, respectively, for these fees.

     The Company assumes the risks of theft or other shortages of cash from the ATMs funded by UFC. As of January 31, 2000 and 1999, UFC had vault cash of approximately $3,600,000 (located in 249 ATMs) and $2,200,000 (located in 242
ATMs), respectively. During the years ended January 31, 2000 and 1999, the Company incurred losses of $19,470 and $10,075 from vault cash shortages. Included in accounts payable--affiliate on the accompanying consolidated balance sheet at January 31, 2000 is a payable of $19,660 to UFC for such shortages.

     The Company and certain members of the Company's management extends loans on an unsecured basis to UFC. UFC uses the proceeds from these loans to provide vault cash to the ATMs. The interest UFC pays on these loans directly reduces UFC's income subject to the management fee. As of January 31, 2000 and 1999, the balance of these loans was approximately $3,353,000 (with $650,300 being due to the Company) and $1,800,000, respectively, with interest rates ranging from 12% to 18%, respectively. During the years ended January 31, 2000 and 1999, the Company earned interest income of $72,325 and $34,338, respectively, from these loans.

     The Company has the option to purchase UFC from its current stockholders for approximately $165,000.

     Since the end of fiscal year 1987, the Company has issued 17,201,897 shares which have not been registered with the Securities and Exchange Commission. All of these shares are restricted as to resale. Of the shares issued, 12,112,644 were issued to related parties.

     The Company has a liability for back wages due to the chairman and CEO of the Company of approximately $140,000 plus $36,000 in accrued interest (at 5%). This represents an informal, negotiated deferral in compensation in an attempt to improve the Company's cash flow during prior years.

                          UNIVERSAL MONEY CENTERS, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            JANUARY 31, 2000 AND 1999

             (UNAUDITED AS TO APRIL 30, 2000 AND 1999 INFORMATION)


NOTE 3: OPERATING LEASES

     The Company leases office space under noncancellable operating leases which expire through August 2004. Rent expense for office space for the years ended January 31, 2000 and 1999 was $79,691 and $76,320, respectively.

     The Company leases computer equipment under noncancellable operating leases which expire through February 2001. The Company also leases locations to place ATMs under noncancellable operating leases which expire through March 2003. Total rent expense related to the lease of computer equipment and locations to place ATMs for the years ended January 31, 2000 and 1999 was $111,023 and $97,014, respectively.

     The Company has several agreements with banks and (at January 31, 1999) a financial services company to provide vault cash, on a rental basis, for ATM's owned by the Company. Under the agreements, the Company is required to pay a monthly service fee on the outstanding amount equal to the prime rate of interest, plus a specified percentage, plus additional fees as defined in the agreements. The life of the agreements range from one year to three years but may be terminated by the banks upon the occurrence of certain events. As of January 31, 2000 and 1999, the Company was renting vault cash from these providers in the approximate amount of $5,600,000 and $600,000, respectively. The fees for the usage of such cash are included in the accompanying financial statements in cost of revenues and totaled $196,978 and $73,504 for the years ended January 31, 2000 and 1999, respectively.

     Future minimum lease payments at January 31, 2000 are as follows:

         2001                                      $196,704
         2002                                       136,424
         2003                                       140,043
         2004                                       120,260
         Thereafter                                  68,825
                                                    -------

         Future minimum lease payments             $662,256
                                                   ========


NOTE 4:  LONG-TERM DEBT
                                               2000       1999
                                               ----       ----

         Installment notes payable (A)    $  223,311    $306,369
         Capital lease obligations  B)     1,139,905     641,357
         Installment notes payable (C)        49,515      74,489
         Installment notes payable (D)        81,200          --
         Other                                12,390       6,478
                                           ---------   ---------
                                           1,506,321   1,028,693
         Less current maturities             472,943     314,606
                                           ---------   ---------

                                          $1,033,378  $  714,087
                                          ==========  ==========

                          UNIVERSAL MONEY CENTERS, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            JANUARY 31, 2000 AND 1999

             (UNAUDITED AS TO APRIL 30, 2000 AND 1999 INFORMATION)


NOTE 4: LONG-TERM DEBT (Continued)

          (A) Various installment notes payable; due on demand; if no demand made, due at various dates through May 2003; with interest at 10.25% to 10.5%; collateralized by equipment and personally guaranteed by the Company's Chairman and CEO. Subsequent to the year ended January 31, 2000, the demand feature was waived through January 31, 2001.

          (B) Capital leases covering ATMs and office equipment with monthly payments through January 2005 with $9,511 being personally guaranteed by the Company's Chairman and CEO.

          (C) Various installment notes payable; due on demand; if no demand made, due at various dates through February 2003, with interest at 9.25% to 10%; collateralized by equipment. Subsequent to the year ended January 31, 2000, the demand feature was waived through January 31, 2001.

          (D) Installment note payable; due in two lump sum payments in March 2000 and in September 2000.


     Aggregate annual maturities of long-term debt and payments on capital lease obligations at January 31, 2000 are as follows:

                                    Long-Term Debt       Capital Lease
                                  (Excluding Leases)      Obligations
                                  ------------------      -----------

         2001                         $203,078              $354,894
         2002                          103,432               310,560
         2003                           47,095               310,560
         2004                           12,811               270,059
         2005                                                113,299
                                      --------              --------

                                      $366,416             1,359,372
                                      ========
         Less amount representing                            219,467
            interest                                         -------
         Present value of future
            minimum lease payments                         1,139,905
         Less current maturities                             269,865
                                                           ---------
                                                           $ 870,040
                                                           =========

                          UNIVERSAL MONEY CENTERS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            JANUARY 31, 2000 AND 1999

              (UNAUDITED AS TO APRIL 30, 2000 AND 1999 INFORMATION)


NOTE 4:  LONG-TERM DEBT (Continued)

    Property and equipment include the following property under capital leases:

                                                2000           1999
                                             ---------       --------

         Equipment cost                     $1,830,214       $922,611
         Less accumulated depreciation         612,615        332,966
                                            ----------       --------

                                            $1,217,599       $589,645

     As of January 31, 2000 and 1999, the carrying amount of long-term debt approximates its fair value.

    On February 8, 2000, the Company entered into a note agreement with a bank for $178,000. Such amount is due in monthly payments of $4,534 through February 2004, with interest at 10%, and is collateralized by equipment.


NOTE 5:  EARNINGS PER SHARE

   The details of the basic and diluted earnings per share calculations (including the effect of the reverse stock split discussed in Note 1) for the three months ended April 30, 2000 and 1999 (unaudited) and for the year ended January 31, 2000 and 1999 are as follows:

                               Three Months Ended         Three Months Ended
                          April 30, 2000 (Unaudited)  April 30, 1999 (Unaudited)
                        ----------------------------- --------------------------
                                Weighted                    Weighted
                        Net  Average Shares Per Share  Net     Average     Per
                      Income  Outstanding     Amount  Income Outstanding  Amount
                      ------ -------------- --------- ------ -----------  ------

Net income (loss)     $(73,508)                       $20,264
                      ---------                       -------

Basic and diluted earnings(loss
per share:
  Income (loss) available to
  common stockholders $(73,508)1,964,653    $  (.04)  $20,264 1,964,653 $  (.01)
                      ==================    ========  ======= ========= ========

                          UNIVERSAL MONEY CENTERS, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            JANUARY 31, 2000 AND 1999

             (UNAUDITED AS TO APRIL 30, 2000 AND 1999 INFORMATION)

NOTE 5: EARNINGS PER SHARE (Continued)

                                              Year Ended                           Year Ended
                                           January 31, 2000                      January 31, 1999
                                  -----------------------------------    -----------------------------------
                                               Weighted                              Weighted
                                   Net      Average Shares  Per Share     Net      Average Shares  Per Share
                                  Income      Outstanding    Amount      Income     Outstanding     Amount
                                  ------     -------------- ---------    ------    --------------  ---------

Net income (loss)                 $(120,723)                             $372,670
                                  ----------                             --------

Basic and diluted earnings(loss)
per share:
   Income (loss) available to
   common stockholders            $(120,723)   1,964,653   $    (.06)    $372,670   1,964,653      $   .19
                                  ==========   =========   ==========    ========   =========      =======


NOTE 6:  INCOME TAXES

   The credit for income taxes includes these components:


                                                              2000       1999
                                                            ---------  ---------

      Deferred income taxes                                 $(16,000)  $185,000
      Change in deferred tax asset valuation allowance        16,000   (245,000)
                                                            ---------  ---------
                                                            $      0   $(60,000)
                                                            =========  =========

   A reconciliation of income tax (credit) at the statutory rate to the Company's actual income tax expense (credit) is shown below:

                                                              2000       1999
                                                           ---------   --------

      Computed at the statutory rate                       $(41,046)   $107,000

      Increase (decrease) resulting from:
         Change in deferred tax asset valuation allowance    16,000    (245,000)
         Other                                              (25,046)    (78,000)
                                                            --------    --------

         Actual tax credit                                 $      0    $(60,000)
                                                           =========   =========

                          UNIVERSAL MONEY CENTERS, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            JANUARY 31, 2000 AND 1999

             (UNAUDITED AS TO APRIL 30, 2000 AND 1999 INFORMATION)

NOTE 6:  INCOME TAXES (Continued)

   The tax effects of temporary differences related to deferred taxes were:

                                                           2000         1999
                                                         --------     --------
      Deferred tax assets:
         Allowance for doubtful accounts                 $ 25,000     $  7,000
         Net operating loss carryforwards                 739,000      640,000
         General tax credits                              112,000      142,000
         Other                                             14,000       14,000
                                                          -------     --------

      Deferred tax liabilities:
         Property and equipment                          (139,000)     (68,000)

      Net deferred tax asset before valuation allowance   751,000      735,000
                                                         ---------     --------
      Valuation allowance:
         Beginning balance                               (360,000)    (605,000)
         Decrease (increase)                              (16,000)     245,000
                                                         ---------    ---------
         Ending balance                                 $ 376,000     $360,000
                                                        ----------    --------

      Net deferred tax asset                            $ 375,000     $375,000
                                                        =========     ========

   As of January 31, 2000, the Company had approximately $112,000 of tax credits available to offset future federal income taxes. These credits expire between 2001 and 2002. The Company also has unused operating loss carryforwards of approximately $1,900,000, which expire between 2005 and 2020.


NOTE 7:  PROFIT SHARING PLAN

   During the fiscal year ended January 31, 1999, the Company established a SIMPLE IRA profit-sharing plan covering employees with two years or more of service. Contributions are limited to 3% of total compensation paid participants during the plan year. Contributions to the Plan were $20,800 and $16,900 for 2000 and 1999, respectively.

NOTE 8:  SIGNIFICANT ESTIMATES AND CONCENTRATIONS

      Generally accepted accounting principles require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

                                      7-15

                          UNIVERSAL MONEY CENTERS, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            JANUARY 31, 2000 AND 1999

             (UNAUDITED AS TO APRIL 30, 2000 AND 1999 INFORMATION)


NOTE 8:  SIGNIFICANT ESTIMATES AND CONCENTRATIONS (Continued)

Significant Agreements
----------------------

   Approximately 1% and 11% for 2000 and 1999, respectively, of the Company's revenues come from services provided for Universal Funding Corporation (UFC), a related party (see Note 2). Additionally, the Company earned approximately 40% and 70% of its surcharging fees from ATMs containing UFC's vault cash during the years ended January 31, 2000 and 1999, respectively. Currently, UFC obtains cash to fund its ATMs primarily from short-term borrowings from various private investors, including members of Universal Money Center's management and the Company. UFC is uncertain if additional sources of cash would be available if these notes were not renewed.

Significant Customers
---------------------

   The Company has relationships with two operators of combination convenience stores and gas stations for whom approximately 44 and 45 ATMs, respectively, as of January 31, 2000 and 1999, respectively, have been installed at their locations. The aggregate revenues from these companies accounted for approximately 32% and 22% of the Company's revenues for 2000 and 1999, respectively.

Fees
----

   Currently, the Company is permitted to charge a "surcharge" to users of the Company's network who are members of other networks. Such surcharges are being challenged at various governmental levels. Successful litigation to eliminate these surcharges could have a material adverse effect on the results of operations and financial condition of the Company. During the years ended January 31, 2000 and 1999, the Company recognized revenue of $4,228,151 and $3,035,059, respectively, from surcharges.

Deferred Income Taxes
---------------------

   The Company has recorded a deferred tax asset of $375,000 at January 31, 2000, which is primarily a result of operating loss carryforwards which management believes are more likely than not to be realized prior to their expiration between 2005 and 2020. Realization is dependent on generating sufficient future taxable income to absorb the carryforwards. The amount of the deferred tax assets considered realizable could be increased or decreased in the near term if estimates of future taxable income during the carryforward period change.


                                      7-16

                          UNIVERSAL MONEY CENTERS, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            JANUARY 31, 2000 AND 1999

             (UNAUDITED AS TO APRIL 30, 2000 AND 1999 INFORMATION)


NOTE 8:  SIGNIFICANT ESTIMATES AND CONCENTRATIONS (Continued)

Litigation
----------

   In May 1999, Dave Windhorst, a former officer and employee of the Company, threatened litigation against the Company for unpaid severance compensation and issuance of common stock for past services rendered. On June 5, 2000, Mr. Windhorst brought an action against the Company and the individual directors of the Company in the United States District Court for the District of Kansas. Mr. Windhorst resigned in May 1999. Mr. Windhorst alleges that the defendants promised that Mr. Windhorst would receive 2,000,000 shares of Company common stock as part of his wages and compensation as an employee. Mr. Windhorst seeks judgment against the defendants for an amount equal to the highest value of 2,000,000 shares of Company common stock from June 11, 1999 up to and including the day of trial, plus prejudgment interest, penalties, costs and other awards deemed reasonable in the circumstances. The penalties sought include an amount equal to up to 100% of the compensation alleged to be unpaid pursuant to a Kansas statute, K.S.A. 44-315. Mr. Windhorst's claim is based upon resolutions adopted by the board of directors in 1998 approving the issuance of certain shares, subject to the conditions that the issuance receive professional legal approval and that the number of authorized shares of common stock be increased. The proposed issuance did not receive professional legal approval. The number of authorized shares of common stock have not been increased, although additional shares became available for issuance as a result of the reduction in the number of outstanding shares in the 1-for-20 reverse stock split that recently became effective. On June 19, 2000, the Board of Directors approved the issuance to Mr. Windhorst of 50,000 post- reverse stock split shares of Company common stock (the equivalent of 1,000,000 shares prior to the reverse stock split), subject to completion of the reverse stock split and compliance with tax withholding and securities law requirements, for no additional consideration. Management and legal counsel believe that the Company has reasonable defenses. The amount of ultimate loss, if any, could differ materially from these estimates.

Securities and Exchange Commission Filings
------------------------------------------

   The Company resumed its periodic reporting to the SEC and stockholders upon the filing of the Form 10-KSB for the fiscal year ended January 31, 1998 and has remained current on required filings since that date.

   Prior to such filings, the Company had not filed certain of the information required by the Securities Exchange Act of 1934 including, but not limited to, Forms 10-K, 10-Q and 8-K and other reports to stockholders. The effect on the Company's financial statements, if any, arising from these non filings has not been determined.

                          UNIVERSAL MONEY CENTERS, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            JANUARY 31, 2000 AND 1999

             (UNAUDITED AS TO APRIL 30, 2000 AND 1999 INFORMATION)


NOTE 9:  ADDITIONAL CASH FLOW INFORMATION

                                                          2000          1999
                                                        --------      --------
Noncash Investing and Financing Activities
------------------------------------------

   Capital lease obligations incurred for equipment     $750,210      $515,750

Additional Cash Payment Information
-----------------------------------

   Interest paid                                          99,204        71,822

                                     PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24    Indemnification of Directors and Officers

      The registrant's by-laws provide that the registrant shall, to the full extent permitted and in the manner prescribed by the laws of the State of Missouri (except for Section 351.355.6 of the Missouri General and Business Corporation Law), (i) indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the registrant, or is or was serving at the request of the registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit, or proceeding (except that the registrant shall not indemnify any such person against judgments, fines and amounts paid in settlement with respect to an action by or in the right of the registrant) and (ii) pay to such person expenses incurred in defending any such action, suit or proceeding in advance of the final disposition of such action, suit, or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount unless it shall ultimately be determined that such person is entitled to be indemnified by the registrant as authorized in the by-laws.

      The registrant is authorized to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the registrant, or is or was serving at the request of the registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against or incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the registrant would have the power to indemnify such person against such liability under the provisions of the by-laws or the Missouri General and Business Corporation Law. The registrant currently does not maintain directors' and officers' liability insurance.

Item 25.   Other Expenses of Issuance and Distribution.

      The following table sets forth the various expenses that will be paid by the registrant in connection with the issuance and distribution of the securities being registered. With the exception of the SEC registration fee, all amounts shown are estimates.

SEC Registration Fee                    $     415
Blue Sky Fees and Expenses                  3,000
Printing and Mailing                        7,900
Accounting Fees and Expenses                7,500
Legal Fees and Expenses                    15,000
Miscellaneous expenses                        250
                                        ---------
                             Total      $  34,065

Item 26.   Recent Sales of Unregistered Securities

      The registrant has not sold any securities within the past three years.

Item 27.   Exhibits.

      The exhibits required by this item are listed in the Index to Exhibits set forth at the end of this Form SB-2.

Item 28.   Undertakings.

     (a) If the registrant is registering securities under Rule 415 of the Securities Act, the registrant will:

          (1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

               (i) Include any prospectus required by Section 10(a)(3) of the Securities Act;

               (ii) Reflect in the prospectus any facts or events which,
                    individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

               (iii)Include any additional or changed material information on the plan of distribution.

          (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

          (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

     (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under "Item 24. - - Indemnification of Directors and Officers" above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (c) If the registrant relies on Rule 430A under the Securities Act, the registrant will:

          (1) For determining any liability under the Securities Act, treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1), (4) or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.

          (2) For determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

                                   SIGNATURES

      In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Mission, State of Kansas on July 31, 2000.


                                  UNIVERSAL MONEY CENTERS, INC.



                                  By:/s/ David S. Bonsal
                                     ---------------------------------
                                     David S. Bonsal
                                        Chairman of the Board and
                                        Chief Executive Officer

                                  Dated: July 31, 2000

      In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

Signature                                  Title                      Date
---------                                  -----                      ----

/s/ David S. Bonsal             Chairman of the Board, Chief      July 31, 2000
David S. Bonsal                 Executive Officer and Director
                                (Principal Executive Officer)


/s/ John L. Settles             President (Principal Financial    July 31, 2000
John L. Settles                 and Accounting Officer)


* /s/ Jeffrey M. Sperry         Director                          July 31, 2000
Jeffrey M. Sperry


* /s/ Arthur M. Moglowsky       Director                          July 31, 2000
Arthur M. Moglowsky


*By:/s/ David S. Bonsal                                           July 31, 2000
    --------------------------
    David S. Bonsal
    Attorney-in-fact

                                INDEX TO EXHIBITS
                                -----------------

Exhibit
Number                             Description
------                             -----------

3.1             Amendment to Articles of Incorporation of the Company

3.2*            Amended and Restated By-laws of the Company

3.3             Articles of Incorporation of the Company, as amended

4.1*            Promissory Note dated June 3, 1996 issued by the
                Company to Bank 21 (formerly The Farmers Bank)

4.2* Business Loan Agreement dated June 3, 1996 between the Company and Bank 21 (formerly The Farmers State Bank)

4.3* Promissory Note dated August 26, 1996 issued by the Company to Bank 21 (formerly The Farmers State Bank)

4.4* Business Loan Agreement dated August 26, 1996 between the Company and Bank 21 (formerly The Farmers State
                Bank)

4.5* Commercial Security Agreement dated August 26, 1996 between the Company and Bank 21 (formerly The Farmers State Bank)

4.6**           Promissory Note dated April 9, 1998 issued by the
                Company to Bank 21 (formerly The Farmers Bank)

4.7** Negative Pledge Agreement dated April 9, 1998 between the Company and Bank 21 (formerly The Farmers State
                Bank)

4.8** Commercial Security Agreement dated April 9, 1998 between the Company and Bank 21 (formerly The Farmers State Bank)

4.9 Specimen Rights Certificate, including Subscription Form, as amended

4.10*** Specimen Certificate for Common Stock of Universal Money Centers, Inc., as amended

4.11            Form of Instructions to Rights Certificate, as amended

4.12 Promissory Note dated February 1, 2000 issued by the Company to First National Bank of Kansas (Incorporated by reference from
                Exhibit 4.9 to the registrant's Quarterly Report on Form 10-QSB for the quarter ended April 30, 2000).

5.1             Opinion and Consent of Morrison & Hecker, L.L.P.

10.1* Agreement dated August 15, 1989 among the Company, Funding, David S. Bonsal, John L. Settles and William Smithson

10.2* Addendum dated August 29, 1989 among the Company, Funding, David S. Bonsal, John L. Settles and William Smithson

10.3*           Letter Agreement dated June 12, 1997 between the Company and
                Funding

10.4* Master Equipment Lease Agreement dated October 18, 1996 between the Company and Newcourt Communications Finance Corporation (formerly AT&T Credit Corporation)

10.5* Master Equipment Lease Agreement Schedule dated December 30, 1996, between the Company and Newcourt Communications Finance Corporation (formerly AT&T Credit Corporation)

10.6* Master Equipment Lease Agreement Schedule dated October 30, 1996, between the Company and Newcourt Communications Finance Corporation (formerly AT&T Credit Corporation)

10.7* Master Equipment Lease Agreement Schedule dated February 28, 1997, between the Company and Newcourt Communications Finance Corporation (formerly AT&T Credit Corporation)

10.8 Master Lease Agreement dated February 28, 1998 between the Company and Diebold Credit Corporation (Incorporated by reference from Exhibit 10.8 to the registrant's Quarterly Report on Form 10-QSB for the quarter ended April 30, 1998).

10.9 Lease Schedule dated April 20, 1998 between the Company and Diebold Credit Corporation (Incorporated by reference from
                Exhibit 10.9 to the registrant's Quarterly Report on Form 10-QSB for the quarter ended April 30, 1998).

10.10 Assignment and Delegation dated September 25, 1998 among the Company, as assignor, Diebold Incorporated, as seller, and Diebold Credit Corporation, as assignee (Incorporated by reference from Exhibit 10.10 to the registrant's Quarterly Report on Form 10-QSB for the quarter ended October 31, 1998).

10.11 Master Lease Agreement dated November 20, 1998 between the Company and Dana Commercial Credit (Incorporated by reference from Exhibit 10.11 to the registrant's Annual Report on Form 10-KSB for the fiscal year ended January 31, 1999).

10.12 Master Lease Agreement dated January 18, 1999 between the Company and Dana Commercial Credit (Incorporated by reference from Exhibit 10.12 to the registrant's Annual Report on Form 10-KSB for the fiscal year ended January 31, 1999).

10.13 Lease Schedule No. 2 dated May 11, 1999 to the Master Lease Agreement dated January 18, 1999 between the Company and Dana Commercial Credit (Incorporated by reference from Exhibit 10.1 to the registrant's Quarterly Report on Form 10-QSB for the quarter ended July 31, 1999).

10.14 Lease Schedule No. 3 dated June 2, 1999 to the Master Lease Agreement dated January 18, 1999 between the Company and Dana Commercial Credit (Incorporated by reference from Exhibit 10.2 to the registrant's Quarterly Report on Form 10-QSB for the quarter ended July 31, 1999).

10.15 Lease Schedule No. 4, dated October 1, 1999 and accepted October 31, 1999, to the Master Lease Agreement dated January 18, 1999 between the Company and Dana Commercial Credit (incorporated by reference from Exhibit 10.2 to the registrant's Current Report on Form 8-K dated October 31,
                1999).

10.16 Agreement for Assignment of ATM Space Leases dated January 14, 2000 between the Company and Nationwide Money Services, Inc. (incorporated by reference from Exhibit 10.16 to the registrant's Quarterly Report on Form 10-QSB for the quarter ended April 30, 2000).

10.17 ATM Sublease January 14, 2000 among Nationwide Money Service, Inc., the Company and Dana Commercial Credit Corporation (incorporated by reference from Exhibit 10.17 to the registrant's Quarterly Report on Form 10-QSB for the quarter ended April 30, 2000).

10.18 Lease Schedule No. 5 dated March 30, 2000 to Master Lease Agreement dated January 18, 1999 between the Company and Dana Commercial Credit Corporation (incorporated by reference from
                Exhibit 10.18 to the registrant's Quarterly Report on Form 10-QSB for the quarter ended April 30, 2000).

21*             Subsidiaries of the Registrant

23.1            Consent of Baird, Kurtz & Dobson

23.2            Consent of Morrison & Hecker L.L.P. (included in Exhibit 5.1)

24***           Powers of Attorney

99.1 Form of Letter to Shareholders regarding Rights Offering, as amended

99.2            Form of Letter to Brokers regarding Rights Offering, as amended

99.3            Form of Letter from Brokers to Clients regarding Rights
                Offering, as amended




* Incorporated by reference from the exhibit to the registrant's Annual Report on Form 10-KSB for the fiscal year ended January 31, 1998 which bears the same exhibit number.

** Incorporated by reference from the exhibit to the registrant's Quarterly Report on Form 10-QSB for the quarter ended April 30, 1998 which bears the same exhibit number.

***    Previously filed as an exhibit